Exhibit 2.1
AGREEMENT AND PLAN OF MERGER
dated as of
April 3, 2011
among
DUCOMMUN INCORPORATED,
DLBMS, INC.
and
LABARGE, INC.

i

ii

iii

AGREEMENT AND PLAN OF MERGER
     AGREEMENT AND PLAN OF MERGER (this “Agreement”) dated as of April 3, 2011 among Ducommun Incorporated, a corporation organized and existing under the laws of Delaware (“Parent”), DLBMS, Inc., a Delaware corporation and a direct, wholly-owned subsidiary of Parent (“Merger Subsidiary”) and LaBarge, Inc., a Delaware corporation (the “Company”).
     WHEREAS, the Boards of Directors of Parent, Merger Subsidiary and the Company have approved and declared advisable this Agreement and the Merger (as defined below), on the terms and subject to the conditions set forth in this Agreement; and
     WHEREAS, concurrently with the execution and delivery of this Agreement, and as a condition and inducement to Parent’s willingness to enter into this Agreement, certain stockholders of the Company are entering into an agreement pursuant to which each such Person has agreed, among other things, to vote the shares of Company Capital Stock held by such Person in favor of the Merger.
     NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements herein contained, the parties hereto agree as follows:
ARTICLE 1
DEFINITIONS
   Section 1.01 Definitions. As used herein, the following terms have the following meanings:
     “1933 Act” means the Securities Act of 1933, as amended.
     “1934 Act” means the Securities Exchange Act of 1934, as amended.
     “Acquisition Proposal” means, other than the transactions contemplated by this Agreement, any offer or proposal (other than an offer or proposal by Merger Subsidiary or Parent) relating to (A) any acquisition or purchase, direct or indirect, of 20% or more of the voting securities of the Company, (B) any tender offer or exchange offer that, if consummated, would result in a Third Party beneficially owning 20% or more of the voting securities of the Company, or (C) a sale of assets equal to 20% or more of the Company’s consolidated assets, or a merger, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution, joint venture or other similar transaction involving the Company or any of its Subsidiaries whose assets, individually or in the aggregate, constitute 20% or more of the consolidated assets of the Company.
     “Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under common control with such Person.
     “AMEX” means the NYSE Amex LLC.

     “Applicable Law” means, with respect to any Person, any federal, state or local law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, order, injunction, judgment, decree, ruling or other similar requirement enacted, adopted, promulgated or applied by a Governmental Authority that is binding upon or applicable to such Person, its Subsidiaries or any of their respective assets, as the same may be amended from time to time unless expressly specified otherwise herein.
     “Business Day” means a day, other than Saturday, Sunday or other day on which commercial banks in New York, New York are authorized or required by Applicable Law to close.
     “Code” means the Internal Revenue Code of 1986, as amended.
     “Company 10-K” means the Company’s annual report on Form 10-K for the fiscal year ended June 27, 2010.
     “Company 10-Q” means the Company’s quarterly report on Form 10-Q for the fiscal quarter ended January 2, 2011.
     “Company Balance Sheet” means the unaudited consolidated balance sheet of the Company and its Subsidiaries as of January 2, 2011 and the footnotes thereto set forth in the Company 10-Q.
     “Company Balance Sheet Date” means January 2, 2011.
     “Company Common Stock” means the common stock, $.01 par value, of the Company.
     “Company Disclosure Schedule” means the disclosure schedule dated the date hereof regarding this Agreement that has been provided by the Company to Parent and Merger Subsidiary.
     “Company Owned Intellectual Property” means all Intellectual Property owned by or exclusively licensed to the Company or any of its Subsidiaries and includes all Intellectual Property listed on Section 4.17 of the Company Disclosure Schedule.
     “Company Restricted Share” means each restricted share of Company Common Stock issued under the 2004 LTIP in settlement of Performance Units, and each other share of Company Common Stock outstanding as of the Effective Time that is subject to vesting conditions. For avoidance of doubt, the term “Company Restricted Share” shall not refer to or include any Performance Unit prior to its conversion into restricted shares of Company Common Stock.
     “Company Rights” means the preferred share purchase rights issued pursuant to the Company Rights Agreement.
     “Company Rights Agreement” means the Rights Agreement dated November 8, 2001 between the Company and Registrar and Transfer Company, as amended.

     “Contract” any oral or written contract, agreement, obligation, commitment, arrangement, instrument, permit, lease, license, bond, debenture, note, mortgage, indenture, guarantee, purchase or sale order or other commitment, instrument, understanding, undertaking, concession or franchise (in each case, including all amendments thereto).
     “Delaware Law” means the Delaware General Corporation Law, as amended.
     “Environmental Law” means any Applicable Law relating to (i) the control of any potential Hazardous Substance or protection of the air, water or land, (ii) solid, gaseous or liquid waste generation or the handling, treatment, storage, disposal or transportation of a Hazardous Substance, (iii) human health and safety with respect to exposures to and management of Hazardous Substances, or (iv) the environment.
     “Environmental Permits” means all permits, licenses, franchises, certificates, approvals and other similar authorizations of Governmental Authorities required by Environmental Laws and affecting, or relating to, the business of the Company or any of its Subsidiaries as conducted as of the date of this Agreement.
     “ERISA” means the Employee Retirement Income Security Act of 1974, as amended.
     “ERISA Affiliate” of any entity means any other entity that, together with such entity, would be treated as a single employer under Section 414 of the Code.
     “Facilities” means the facilities, Improvements, buildings, transportation, and storage facilities and other structures that are located on Leased Real Property or Owned Real Property and all fixtures attached or appurtenant thereto or located thereon, and all licenses, privileges and rights relating to the foregoing (other than those included in the Leased Real Property or Owned Real Property), in each case to the extent predominately used in the operation of the Company’s business.
     “GAAP” means United States generally accepted accounting principles consistently applied.
     “Governmental Authority” means any transnational, domestic or foreign federal, state or local governmental, regulatory or administrative authority, department, court, agency, commission or official, including any political subdivision thereof, or any non-governmental self-regulatory agency, commission or authority.
     “Hazardous Substance” means any chemical, substance, waste or material listed or defined as a “pollutant”, “contaminant”, “toxic,” “radioactive”, “ignitable”, “corrosive”, “reactive”, or “hazardous” and regulated by a Governmental Authority under any Environmental Law.
     “HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.
     “Intellectual Property” shall mean (i) trademarks, service marks, brand names, certification marks, trade dress, domain names and other indications of origin, the goodwill associated with the foregoing and registrations in any jurisdiction of, and applications in any jurisdiction to register, the foregoing, including any extension, modification or renewal of any such registration or application (collectively, “Marks”); (ii) inventions and discoveries, whether patentable or not, in any jurisdiction; patents, applications for patents (including, without limitation, divisions, continuations, continuations in part and renewal applications), and any renewals, extensions or reissues thereof, in any jurisdiction; (iii) trade secrets and confidential information and rights in any jurisdiction to limit the use or disclosure thereof by any person (the “Trade Secrets”); (iv) writings and other tangible works, whether copyrightable or not, in any jurisdiction, and any and all copyright rights, whether registered or not; and registrations or applications for registration of copyrights in any jurisdiction, and any renewals or extensions thereof; and (v) moral rights, database rights, design rights, industrial property rights, publicity rights and privacy rights.
     “IT Assets” shall mean computers, computer software, firmware, middleware, servers, workstations, routers, hubs, switches, data communications lines, and all other information technology equipment, and all associated documentation owned by the Company or its Subsidiaries or licensed or leased by the Company or its Subsidiaries pursuant to written agreement (excluding any public networks).
     “knowledge of the Company” means the actual knowledge of the Company’s officers.
     “Lien” means, with respect to any property or asset, any mortgage, lien, pledge, charge, security interest, encumbrance, option, right of first refusal or other adverse right of any kind (including any limitation on voting, sale, transfer or other disposition or exercise of any other attribute of ownership) in respect of such property or asset. For purposes of this Agreement, a Person shall be deemed to own subject to a Lien any property or asset that it has acquired or holds subject to the interest of a vendor or lessor under any conditional sale agreement, capital lease or other title retention agreement relating to such property or asset.
     “Material Adverse Effect” means with respect to any Person, any change, effect, development or event that (a) has or would reasonably be expected to have a material adverse effect on the condition (financial or otherwise), business, assets or results of operations of such Person and its Subsidiaries, taken as a whole or (b) materially impairs the ability of such Person and its Subsidiaries to consummate, or prevents or materially delays, the Merger or any of the other transactions contemplated by this Agreement or would reasonably be expected to do so; provided, however, that, subject to the last proviso of this sentence, in the case of clause (a) only, no changes, effects, developments or events resulting from, arising out of, or attributable to, any of the following shall be deemed to be or constitute a “Material Adverse Effect” or be taken into account when determining whether a “Material Adverse Effect” has occurred or may, would or could occur: (A) any changes, effects, developments or events in the economy or the financial, credit or securities markets in general (including changes in interest or exchange rates), (B) any changes, effects, developments or events in the industries in which such Person and its Subsidiaries operate, (C) any changes, effects, developments or events resulting from the announcement or pendency of the transactions contemplated by this Agreement, the identity of Parent or the performance or compliance with the terms of this Agreement (including, in each case, any loss of customers, suppliers or employees or any disruption in business relationships), (D) any failure, in and of itself, of such Person to meet internal forecasts, budgets or financial projections or fluctuations, in and of themselves, in the trading price or volume of such Person’s common stock (it being understood that the facts, event, circumstances or occurrences giving rise or contributing to such failure or fluctuations may be deemed to be, constitute, or be taken into account when determining the occurrence of, a Material Adverse Effect), (E) acts of God, natural disasters, calamities, national or international political or social conditions, including the engagement by any country in hostility (whether commenced before, on or after the date hereof, and whether or not pursuant to the declaration of a national emergency or war), or the occurrence of a military or terrorist attack, or (F) any changes in Applicable Law or GAAP (or any interpretation thereof); provided further, however, that, with respect to clauses (A), (B), (E), and (F), the impact of such changes, effects, developments or events is not materially and disproportionately adverse to such Person and its Subsidiaries.
     “Multiemployer Plan” means any “multiemployer plan,” as defined in Section 3(37) of ERISA.
     “Occupational Safety and Health Law” means the federal Occupational Safety and Health Act of 1970, as amended, 20 U.S.C. §§ 651 et seq. and enforcement policies thereunder, and any similar state or local law.
     “Occupational Safety and Health Liabilities” means cost, damage, expense, liability, obligation, or other responsibility consisting of or relating to (a) fines, penalties, judgments, awards, settlements, legal or administrative proceedings, damages, losses, claims, remedial costs, and expenses arising under Occupational Safety and Health Law; (b) financial responsibility for corrective action, including without limitation any investigation, or abatement action including but not limited to engineering or administrative controls, or the use of required personal protective equipment, required by applicable Occupational Safety and Health Law, or by any final judgment, decree, or order of any applicable occupational safety and health jurisdiction pursuant to Occupational Safety and Health Law; and (c) any other compliance, corrective, or remedial measures required under Occupational Safety and Health Law.
     “Organizational Documents” means (i) with respect to any entity that is a corporation, such corporation’s certificate or articles of incorporation and bylaws, (ii) with respect to any entity that is a limited liability company, such limited liability company’s certificate or articles of formation and operating agreement, and (iii) with respect to any other entity, such entity’s organizational or charter documents.
     “Performance Unit” means each unit issued under the 2004 LTIP that vests based upon the level of achievement of pre-determined performance objectives.
     “Permitted Liens” shall mean any of the following: (i) Liens for Taxes, assessments and governmental charges or levies either not yet due and delinquent or which are being contested in good faith by appropriate proceedings and for which appropriate reserves have been established in accordance with GAAP; (ii) mechanics, carriers’, workmen’s, warehouseman’s, repairmen’s, materialmen’s or other Liens or security interests that are not yet due; (iii) Liens to secure obligations to landlords, lessors or renters under leases or rental agreements or underlying leased property; (iv) Liens imposed by Applicable Law; (v) pledges or deposits to secure obligations under workers’ compensation laws or similar legislation or to secure public or statutory obligations; (vi) pledges and deposits to secure the performance of bids, trade contracts, leases, surety and appeal bonds, performance bonds and other obligations of a similar nature, in each case in the ordinary course of business; (vii) Liens that do not materially detract from the value or materially interfere with the present use of the property or asset subject thereto or affected thereby; (viii) Liens the existence of which are specifically disclosed in the notes to the consolidated financial statements of the Company included in the Company SEC Documents and (ix) Liens on Company Owned Intellectual Property recorded at the United States Patent and Trademark Office.
     “Person” means an individual, corporation, partnership, limited liability company, association, trust or other entity or organization, including a government or political subdivision or an agency or instrumentality thereof.
     “Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.
     “SEC” means the United States Securities and Exchange Commission.
     “Severance Agreements” means those certain Executive Severance Agreements entered into by and between the Company and each of Messrs. LaBarge, Buschling, Nonnenkamp, and Parmley, and Ms. Huber, executed January 11, 2005, and Mr. Bitner, executed August 22, 2007, each as subsequently amended.
     “Subsidiary” means, with respect to any Person, any entity of which securities or other ownership interests having ordinary voting power to elect a majority of the board of directors or other persons performing similar functions are at any time directly or indirectly owned by such Person.
     “Third Party” means any Person, including as defined in Section 13(d) of the 1934 Act and the rules of the SEC thereunder, other than Parent, the Company or any Affiliate of Parent.
     “WARN Act” means the U.S. Worker Adjustment and Retraining Notification Act and any state or local equivalent.
     Each of the following terms is defined in the Section set forth opposite such term:

Term	Section
1993 Option Plan	Section 4.05(a)
1995 Option Plan	Section 4.05(a)
1999 Option Plan	Section 4.05(a)
2004 LTIP	Section 4.05(a)
Action	Section 4.12
Adverse Recommendation Change	Section 6.02(a)
Agreement	Preamble
Alternative Acquisition Agreement	Section 6.02(a)
Antitrust Filings	Section 8.02(b)
Available Financing	Section 8.09(a)
Bid	Section 4.25(a)

Term	Section
Bridge Financing	Section 5.06(a)
Certificate	Section 2.02(a)
Certificate of Merger	Section 2.01(c)
Closing	Section 2.01(b)
Closing Date	Section 2.01(b)
Commitment Letter	Section 5.06(a)
Company	Preamble
Company Board Recommendation	Section 4.02(b)
Company Capital Stock	Section 4.05(a)
Company Employees	Section 4.16(m)
Company Government Contract	Section 4.25(a)
Company Government Subcontract	Section 4.25(a)
Company Material Contract	Section 4.14
Company Payment Event	Section 11.04(b)
Company Permits	Section 4.13
Company Preferred Stock	Section 4.05(a)
Company Proxy Statement	Section 4.09
Company SEC Documents	Section 4.07(a)
Company Securities	Section 4.05(b)
Company Software	Section 4.17(a)
Company Stock Option	Section 2.05(a)
Company Stockholder Approval	Section 4.02(a)
Company Stockholder Meeting	Section 8.01
Company Subsidiary Securities	Section 4.06(b)
Company Termination Fee	Section 11.04(a)
Confidentiality Agreement	Section 6.03(a)
Current Employees	Section 5.11
D&O Insurance	Section 7.04(c)
Dissenting Shares	Section 2.04
Effective Time	Section 2.01(c)
Employee Plans	Section 4.16(a)
End Date	Section 10.01(b)(i)
Engagement Letter	Section 5.06(a)
ESPP	Section 2.05(b)
Fee Letter	Section 5.06(a)
Filed Company SEC Documents	Article 4
Financing	Section 5.06(a)
Financing Sources	Section 8.09(a)
High-Yield Financing	Section 5.06(a)
Improvements	Section 4.18
Inbound Licenses	Section 4.17(b)
Indebtedness	Section 6.01(h)
Indemnified Person	Section 7.04(a)
Intellectual Property Agreements	Section 4.17(b)
internal controls	Section 4.07(f)
Leased Real Property	Section 4.18

Term	Section
Lender	Section 5.06(a)
Marketing Period	Section 8.09(a)
Marks	Section 1.01
Merger	Section 2.01(a)
Merger Consideration	Section 2.02(a)
Merger Subsidiary	Preamble
Order	Section 4.12
Outbound Licenses	Section 4.17(b)
Owned Real Property	Section 4.18
Parent	Preamble
Parent Expenses	Section 11.04(b)
Parent Plans	Section 7.05(b)
Paying Agent	Section 2.03(a)
Payment Fund	Section 2.03(a)
Representatives	Section 6.02(a)
Required Governmental Authorizations	Section 4.03
Required Information	Section 8.09(b)
Section 409A	Section 2.05(c)
Significant Customer	Section 4.24(a)
Significant Supplier	Section 4.24(b)
Solvent	Section 5.06(b)
Stock Plans	Section 4.05(a)
Superior Proposal	Section 6.02(c)
Surviving Corporation	Section 2.01(a)
Tax Return	Section 4.15(n)
Taxes	Section 4.15(m)
Taxing Authority	Section 4.15(m)
Trade Secrets	Section 1.01
Uncertificated Share	Section 2.02(a)
Unvested Cash Right	Section 2.05(c)
   Section 1.02 Other Definitional and Interpretative Provisions. The words “hereof”, “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The captions herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof. References to Articles, Sections, Exhibits and Schedules are to Articles, Sections, Exhibits and Schedules of this Agreement unless otherwise specified. All Exhibits and Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein. Any capitalized terms used in any Exhibit or Schedule but not otherwise defined therein, shall have the meaning as defined in this Agreement. Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”, whether or not they are in fact followed by those words or words of like import. “Writing”, “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form. Except as the context may otherwise require, references to any agreement or contract are to that agreement or contract as amended, modified or supplemented from time to time in accordance with the terms hereof and thereof; provided that with respect to any agreement or contract listed on any schedules hereto, all such amendments, modifications or supplements must also be listed in the appropriate schedule. Any dollar threshold set forth herein shall not be used as a benchmark for determination of what is “material” or a “Material Adverse Effect” or any phrase of similar import under the Agreement. References from or through any date mean, unless otherwise specified, from and including or through and including, respectively. References to “law”, “laws” or to a particular statute or law shall be deemed also to include any Applicable Law. The parties agree that the terms and language of this Agreement were the result of negotiations between the parties and their respective advisors and, as a result, there shall be no presumption that any ambiguities in this Agreement shall be resolved against any party.
ARTICLE 2
THE MERGER
   Section 2.01 The Merger.
     (a) Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, Merger Subsidiary shall be merged (the “Merger”) with and into the Company in accordance with Delaware Law, whereupon the separate existence of Merger Subsidiary shall cease, and the Company shall be the surviving corporation (the “Surviving Corporation”).
     (b) Subject to the provisions of Article 9, the closing of the Merger (the “Closing”) shall take place in St. Louis, Missouri at the offices of Armstrong Teasdale LLP, 7700 Forsyth Blvd., Suite 1800, St. Louis, Missouri 63105, as soon as possible, but in any event no later than two Business Days after the conditions set forth in Article 9 (other than conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permissible, waiver of those conditions at the Closing) have been satisfied or, to the extent permissible, waived by the party or parties entitled to the benefit of such conditions, that is the earlier of (a) any Business Day during the Marketing Period as may be specified by Parent on no less than three Business Days’ prior notice to the Company and (b) the final day of the Marketing Period, or at such other place, at such other time or on such other date as Parent and the Company may mutually agree (the “Closing Date”); provided, that notwithstanding the satisfaction or waiver of the conditions set forth in Article 9, this Agreement may be terminated pursuant to and in accordance with Section 10.01 such that the parties shall not be required to effect the Closing, regardless of whether the final day of the Marketing Period shall have occurred prior to such termination.
     (c) Upon the Closing, the Company and Merger Subsidiary shall cause the Merger to be consummated by filing a certificate of merger (the “Certificate of Merger”) with the Secretary of State of the State of Delaware, in such form as is required by, and executed in accordance with, the relevant provisions of Delaware Law. The Merger shall become effective at such time (the “Effective Time”) as the Certificate of Merger is duly filed with the Secretary of State of the State of Delaware (or at such later time as permitted by Delaware Law as Parent and the Company shall agree and shall be specified in the Certificate of Merger).

     (d) The effects of the Merger shall be as provided in this Agreement and in the applicable provisions of Delaware Law. Without limiting the generality of the foregoing and subject thereto, at the Effective Time, the Surviving Corporation shall possess all the properties, rights, powers, privileges and franchises and be subject to all of the obligations, liabilities, restrictions and disabilities of the Company and Merger Subsidiary, all as provided under Delaware Law.
   Section 2.02 Conversion of Shares. At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Subsidiary, the Company or the holders of any shares of Company Common Stock or any shares of capital stock of Parent or Merger Subsidiary:
     (a) except as otherwise provided in Section 2.02(b) or Section 2.04, each share of Company Common Stock (including each Company Restricted Share) outstanding immediately prior to the Effective Time (together with the Company Rights attached to each such share), shall be converted into the right to receive $19.25 in cash, without interest (such per share amount, the “Merger Consideration”). As of the Effective Time, all such shares of Company Common Stock shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and each certificate which immediately prior to the Effective Time represented any such shares of Company Common Stock (each, a “Certificate”) and each uncertificated share of Company Common Stock (an “Uncertificated Share”) which immediately prior to the Effective Time was registered to a holder on the stock transfer books of the Company, shall thereafter represent only the right to receive the Merger Consideration. For avoidance of doubt, no Merger Consideration shall be paid under this Section 2.02(a) on account of any Performance Unit or any right or security into which such Performance Unit converts as a result of the transactions contemplated by this Agreement, and the settlement of Performance Units hereunder shall be governed solely by the provisions of Section 2.05 hereof.
     (b) each share of Company Common Stock held by the Company or any of its Subsidiaries or owned by Parent or any of its Subsidiaries immediately prior to the Effective Time together with the Company Rights attached to each such share shall be canceled, and no payment shall be made with respect thereto; and
     (c) each share of common stock of Merger Subsidiary outstanding immediately prior to the Effective Time shall be converted into and become one share of common stock of the Surviving Corporation with the same rights, powers and privileges as the shares so converted and shall constitute the only outstanding shares of capital stock of the Surviving Corporation.
   Section 2.03 Surrender and Payment.
     (a) Prior to the Effective Time, Parent shall appoint a commercial bank or trust company that is reasonably satisfactory to the Company (the “Paying Agent”) for the purpose of paying the Merger Consideration to the holders of Company Common Stock and shall enter into a Paying Agent Agreement with the Paying Agent. At or prior to the Effective Time, Parent shall deposit, or cause Merger Subsidiary to deposit, with the Paying Agent, for the benefit (from and after the Effective Time) of the holders of shares of Company Common Stock, for payment in accordance with this Section 2.03 through the Paying Agent, cash sufficient to pay the aggregate Merger Consideration pursuant to Section 2.02. All cash deposited with the Paying Agent pursuant to this Section 2.03(a) shall herewith be referred to as the “Payment Fund“. Promptly after the Effective Time (and in any event within two Business Days following the Closing Date), Parent shall send, or shall cause the Paying Agent to send, to each Person who was, immediately prior to the Effective Time, a holder of record of shares of Company Common Stock entitled to receive payment of the Merger Consideration pursuant to Section 2.02(a) a letter of transmittal and instructions (which shall specify that the delivery shall be effected, and risk of loss and title shall pass, only upon proper delivery of the Certificates or transfer of the Uncertificated Shares to the Paying Agent) for use in such payment.
     (b) Each holder of shares of Company Common Stock that have been converted into the right to receive the Merger Consideration shall be entitled to receive, upon (i) surrender to the Paying Agent of a Certificate, together with a properly completed letter of transmittal, or (ii) receipt of an “agent’s message” by the Paying Agent (or such other evidence, if any, of transfer as the Paying Agent may reasonably request) in the case of a book-entry transfer of Uncertificated Shares, the Merger Consideration in respect of the Company Common Stock represented by a Certificate or Uncertificated Share. Until so surrendered or transferred, as the case may be, each such Certificate or Uncertificated Share shall represent after the Effective Time for all purposes only the right to receive such Merger Consideration.
     (c) If any portion of the Merger Consideration is to be paid to a Person other than the Person in whose name the surrendered Certificate or the transferred Uncertificated Share is registered, it shall be a condition to such payment that (i) either such Certificate shall be properly endorsed or shall otherwise be in proper form for transfer or such Uncertificated Share shall be properly transferred and (ii) the Person requesting such payment shall pay to the Paying Agent any transfer or other taxes required as a result of such payment to a Person other than the registered holder of such Certificate or Uncertificated Share or establish to the satisfaction of the Paying Agent that such tax has been paid or is not payable.
     (d) The stock transfer books of the Company shall be closed immediately upon the Effective Time and there shall be no further registration of transfers of shares of Company Common Stock thereafter on the records of the Company. If, after the Effective Time, Certificates or Uncertificated Shares are presented to Parent, the Surviving Corporation or the Paying Agent for any reason, they shall be canceled and converted into the right to receive only the Merger Consideration to the extent provided for, and in accordance with the procedures set forth, in this Article 2.
     (e) Any portion of the Merger Consideration made available to the Paying Agent pursuant to Section 2.03(a) that remains unclaimed by the holders of shares of Company Common Stock six (6) months after the Effective Time shall be delivered to Parent or otherwise on the instruction of Parent, and any such holder who has not exchanged shares of Company Common Stock for the Merger Consideration in accordance with this Section 2.03 prior to that time shall thereafter look only to Parent for payment of the Merger Consideration, in respect of such shares without any interest thereon. Notwithstanding the foregoing, Parent shall not be liable to any holder of shares of Company Common Stock for any amounts paid to a public official pursuant to applicable abandoned property, escheat or similar laws. Any amounts remaining unclaimed by holders of shares of Company Common Stock immediately prior to such time when the amounts would otherwise escheat to or become property of any Governmental Authority shall become, to the extent permitted by Applicable Law, the property of Parent free and clear of any claims or interest of any Person previously entitled thereto.
   Section 2.04 Dissenting Shares. Notwithstanding any provision in this Agreement to the contrary, shares of Company Common Stock outstanding immediately prior to the Effective Time and held by a holder who has not voted in favor of the Merger or consented thereto in writing and who has properly demanded appraisal for such shares in accordance with Section 262 of Delaware Law (collectively, the “Dissenting Shares”) shall not be converted into the right to receive the Merger Consideration. From and after the Effective Time, a holder of Dissenting Shares shall not have, and shall not be entitled to exercise, any of the voting rights or other rights of a holder of shares of the Surviving Corporation. If, after the Effective Time, such holder fails to perfect, withdraws or loses the right to appraisal under Section 262 of Delaware Law, such shares shall be treated as if they had been converted as of the Effective Time into the right to receive the Merger Consideration. The Company shall give Parent prompt notice of any demands received by the Company for appraisal of shares, and Parent shall have the right to direct all negotiations and proceedings with respect to such demands. Except with the prior written consent of Parent, the Company shall not make any payment with respect to, or offer to settle or settle, any such demands.
   Section 2.05 Stock Options and Other Equity Awards.
     (a) Options. At the Effective Time, each outstanding Company Stock Option under any Stock Plan, including without limitation the 1993 Option Plan, the 1995 Option Plan and the 1999 Option Plan, whether or not then exercisable or vested, shall become fully vested and be cancelled in exchange for the right to receive, within ten (10) Business Days after the Effective Time, an amount in cash equal to the product of (A) the total number of shares of Company Common Stock subject to such Company Stock Option immediately prior to the Effective Time, multiplied by (B) the excess, if any, of the Merger Consideration over the exercise price per share of Company Common Stock under such Company Stock Option, less any applicable taxes required to be withheld with respect to such payment. As used herein, the term “Company Stock Option” shall mean any outstanding option to purchase shares of capital stock of the Company under any Stock Plan. As of the Effective Time, all Company Stock Options shall no longer be outstanding and shall automatically cease to exist and shall become only the right to receive the option consideration described in this Section 2.05(a), and, without limiting the foregoing, the Board of Directors of the Company or the appropriate committee thereof shall take all necessary action to effect such cancellation, including but not limited to adopting any required amendment to any of the Stock Plans, and obtaining any required participant consents.
     (b) Employee Stock Purchase Plan. As soon as practicable following the date of this Agreement, the Board of Directors of the Company or the compensation committee of the Board of Directors of the Company will adopt such resolutions and take such other reasonable actions as may be required to provide that with respect to the Company’s Employee Stock Purchase Plan (the “ESPP”): (A) participants in the ESPP may not alter their payroll deductions from those in effect on the date of this Agreement (other than to discontinue their participation in the ESPP), (B) no offering period will be commenced after the date of this Agreement (it being understood that the current offering(s) in progress as of the date hereof shall continue, and shares of

Company Common Stock shall be issued to participants thereunder on the next currently scheduled purchase date thereunder occurring after the date hereof as provided under, and subject to the terms and conditions of, the ESPP), (C) in accordance with the terms of the ESPP, any offering in progress as of the Effective Time shall be shortened, and the “Offering Termination Date” (as defined in the ESPP) shall be the Business Day immediately preceding the Effective Time, (D) each then outstanding option under the ESPP shall be exercised automatically on such Offering Termination Date, (E) the ESPP shall be terminated effective immediately prior to the Effective Time and (F) the amount of the accumulated contributions of each participant under the ESPP as of immediately prior to the Effective Time shall, to the extent not used to purchase shares of capital stock of the Company in accordance with the ESPP, be refunded to such participant as promptly as practicable following the Effective Time (without interest). Notwithstanding any restrictions on transfer of stock in the ESPP, the treatment in the Merger of any stock purchased pursuant to the ESPP as described under this provision shall be in accordance with Section 2.02(a).
     (c) Performance Units. At the Effective Time, the performance objectives underlying all Performance Units that are outstanding as of immediately prior to the Effective Time shall be deemed to be achieved at the maximum level, pursuant to the terms of the 2004 LTIP as described in Section 4.27, as amended prior to the date upon which the Company’s Board of Directors approved this Agreement. At such time, such Performance Units shall not be converted into Company Restricted Shares, but rather shall be converted into the unvested right (the “Unvested Cash Right”) to receive, upon vesting, an amount in cash equal to (i) the number of Performance Units multiplied by (ii) $1.50. The Unvested Cash Rights shall vest on the 12-month anniversary of the Closing Date, provided that the holder thereof has been continuously employed by Parent or its Affiliates (including the Surviving Corporation) through such date, or shall vest on such earlier date as may be provided under the terms of the 2004 LTIP as described in Section 4.27, as amended prior to the date upon which the Company’s Board of Directors approves this Agreement. The amount of cash to which the holder of any such Unvested Cash Right is entitled shall be paid, without interest, within ten (10) calendar days after the vesting thereof. All amounts payable pursuant to the Unvested Cash Rights are intended to be “short-term deferrals” within the meaning of Treasury Regulation Section 1.409A-1(b)(4), and accordingly, are intended to be exempt from the application of Section 409A of the Internal Revenue Code, the regulations and other guidance of general applicability thereunder, and any state law of similar effect (collectively, “Section 409A”), and accordingly, no payment of the cash underlying Unvested Cash Rights will be subject to the additional income tax under Section 409A, and any ambiguities herein will be interpreted to be so exempt. If the Closing Date occurs after July 3, 2011, in no event will Performance Units (other than Performance Units held by an employee with an employment agreement described in Section 4.27) with a performance period which ends on such date be converted into an Unvested Cash Right under this Section 2.05(c). Instead, to the extent such Performance Units are outstanding immediately prior to the Effective Time due to the fact that the Company has not had sufficient time after the end of such fiscal year to convert such Performance Units into Company Restricted Shares in accordance with the terms of the 2004 LTIP, such Performance Units shall be cancelled in exchange for the right to receive, within ten (10) Business Days after the Effective Time, an amount in cash equal to the product of (a) the number of Performance Units subject to an award and (B) $1.50. Notwithstanding anything in this Section 2.05(c) (except for the first sentence of this Section 2.05(c)) to the contrary, Performance Units, including those Performance Units which are fully earned as of July 3, 2011, held by an employee with an employment agreement described in Exhibit C, D, E or F to Section 4.27, which have not been converted into Company Restricted Shares as of Closing, shall be considered outstanding and converted into Unvested Cash Rights pursuant to this Section 2.05. Notwithstanding anything in this Section 2.05(c) (except for the first sentence of this Section 2.05(c)) to the contrary, Performance Units, including those Units which are fully earned as of July 3, 2011, held by an employee with an employment agreement described in Exhibit A or B to Section 4.27, which have not been converted into Company Restricted Shares as of Closing, shall be settled in accordance with the terms of such employment agreement.
   Section 2.06 Adjustments. If, during the period between the date of this Agreement and the Effective Time, any change in the outstanding shares of Company Common Stock shall occur, as a result of any reclassification, recapitalization, stock split (including reverse stock split), merger, combination, exchange or readjustment of shares, subdivision or other similar transaction, or any stock dividend thereon with a record date during such period, the Merger Consideration and any other amounts payable pursuant to this Agreement shall be appropriately adjusted to eliminate the effect of such event on the Merger Consideration or any such other amounts payable pursuant to this Agreement.
   Section 2.07 Withholding Rights. Each of the Paying Agent, Parent and the Surviving Corporation shall be entitled to deduct and withhold from the consideration otherwise payable to any Person pursuant to this Agreement such amounts as it is required to deduct and withhold with respect to the making of such payment under any provision of any Applicable Law, including federal, state, local or foreign Tax law, and if any such amounts are deducted and withheld, Parent shall, or shall cause the Surviving Corporation to, as the case may be, timely pay such amounts to the appropriate Government Authority. If the Paying Agent, Parent or the Surviving Corporation, as the case may be, so withholds amounts, such amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the shares of Company Common Stock in respect of which the Paying Agent, Parent or the Surviving Corporation, as the case may be, made such deduction and withholding.
   Section 2.08 Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if reasonably required by the Surviving Corporation, the posting by such Person of a bond, in such reasonable amount as the Surviving Corporation may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Paying Agent will issue, in exchange for such lost, stolen or destroyed Certificate, the Merger Consideration to be paid in respect of the shares of Company Common Stock represented by such Certificate, as contemplated by this Article 2.
ARTICLE 3
THE SURVIVING CORPORATION
   Section 3.01 Articles of Incorporation. The certificate of incorporation of the Company shall be amended in its entirety as set forth on Annex I and, as amended, shall be the certificate of incorporation of the Surviving Corporation until amended in accordance with Applicable Law.

   Section 3.02 Bylaws. The bylaws of Merger Subsidiary in effect at the Effective Time shall be the bylaws of the Surviving Corporation until amended in accordance with Applicable Law.
   Section 3.03 Directors and Officers. From and after the Effective Time, until successors are duly elected or appointed and qualified in accordance with Applicable Law, (i) the directors of Merger Subsidiary at the Effective Time shall be the directors of the Surviving Corporation and (ii) the officers of the Merger Subsidiary at the Effective Time shall be the officers of the Surviving Corporation.
ARTICLE 4
REPRESENTATIONS AND WARRANTIES OF THE COMPANY
     Except (i) as disclosed in the Company SEC Documents filed with or furnished to the SEC by the Company since June 28, 2009 and publicly available prior to the date of this Agreement (“Filed Company SEC Documents”) (other than any disclosures set forth in any risk factor section, any disclosures of risks included in any “forward-looking statements” disclaimer or any other statements that are similarly predictive or forward-looking in nature), or (ii) as set forth in the Company Disclosure Schedule (it being agreed that disclosure of any information in a particular section or subsection of the Company Disclosure Schedule shall be deemed disclosure with respect to any other section or subsection of this Agreement to which the relevance of such information is readily apparent on its face), the Company represents and warrants to Parent that:
   Section 4.01 Corporate Existence and Power. Each of the Company and its Subsidiaries is a corporation duly incorporated, validly existing and in good standing under the laws of the jurisdiction of its formation and has all corporate powers required to carry on its business as conducted as of the date hereof. Each of the Company and its Subsidiaries is duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction where such qualification is necessary, except for those jurisdictions where failure to be so qualified has not had and would not reasonably be expected to have a Material Adverse Effect on the Company. Prior to the date of this Agreement, the Company has made available to Parent true and complete copies of the certificate of incorporation and bylaws of the Company and each of its Subsidiaries as in effect on the date of this Agreement, and each as so delivered is in full force and effect. The Company is not in violation of any provision of its certificate of incorporation or bylaws.
   Section 4.02 Corporate Authorization.
     (a) The Company has all requisite corporate power and authority to execute and deliver this Agreement and, subject to receipt of the affirmative vote of the holders of two-thirds of the outstanding shares of Company Common Stock in connection with the consummation of the Merger (the “Company Stockholder Approval”), to perform its obligations under this Agreement and to consummate the Merger and the other transactions contemplated hereby. This Agreement has been duly executed and delivered by the Company and, assuming the due authorization, execution and delivery by Parent and Merger Subsidiary, constitutes a valid and binding agreement of the Company enforceable against the Company in accordance with its terms (subject to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws affecting creditors’ rights generally and general principles of equity). The Company Stockholder Approval is the only vote of the holders of any class or series of the Company’s capital stock or other securities required in connection with the consummation of the Merger. No vote of the holders of any class or series of the Company’s capital stock or other securities is required in connection with the consummation of any of transactions contemplated hereby to be consummated by the Company other than the Merger.
     (b) At a meeting duly called and held, the Company’s Board of Directors (or a duly appointed committee thereof) has (i) determined that this Agreement and the transactions contemplated hereby are fair to and in the best interests of the Company’s stockholders, (ii) approved, adopted and declared advisable this Agreement and the transactions contemplated hereby, (iii) approved and adopted all actions necessary to render the Company Rights inapplicable to the Merger, this Agreement and the transactions contemplated hereby and (iv) resolved to recommend approval and adoption of this Agreement by the Company’s stockholders (such recommendation, the “Company Board Recommendation”).
   Section 4.03 Governmental Authorization. The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby require no action by or in respect of, or filing with, any Governmental Authority other than (i) the filing of the Certificate of Merger with the Delaware Secretary of State and appropriate documents with the relevant authorities of other states in which the Company is qualified to do business, (ii) compliance with any applicable requirements of the HSR Act and under any comparable merger control laws of foreign jurisdictions, if applicable (the consents, approvals orders, authorizations, registrations, declarations and filings required under or in connection with any of the foregoing clauses (i) and (ii) above, the “Required Governmental Authorizations”), (iii) compliance with any applicable requirements of the 1933 Act, the 1934 Act, and any other applicable U.S. state or federal securities laws, (iv) compliance with any requirements of the AMEX and (v) any actions or filings the absence of which would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.
   Section 4.04 Non-contravention. Except as set forth on Section 4.04 of the Company Disclosure Schedule, the execution, delivery and performance by the Company of this Agreement and the consummation of the transactions contemplated hereby do not and will not (i) contravene, conflict with, or result in any violation or breach of any provision of the certificate of incorporation or bylaws of the Company, (ii) assuming compliance with the matters referred to in Section 4.03, contravene, conflict with or result in a violation or breach of any provision of any Applicable Law that is material to the Company and its Subsidiaries, taken as a whole, (iii) assuming compliance with the matters referred to in Section 4.03, require any consent or other action by any Person under, constitute a default, or an event that, with or without notice or lapse of time or both, would constitute a default, under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which the Company or any of its Subsidiaries is entitled under any provision of any Contract binding upon the Company or any of its Subsidiaries or any license, franchise, permit, certificate, approval or other similar authorization affecting, or relating in any way to, the assets or business of the Company and its Subsidiaries or (iv) result in the creation or imposition of any Lien (other than Permitted Liens) on any asset of the Company or any of its Subsidiaries, with such exceptions, in the case of each of clauses (iii) and (iv), as would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.
   Section 4.05 Capitalization.
     (a) The authorized capital stock of the Company consists of (i) 40,000,000 shares of Company Common Stock, par value $.01 per share (the “Company Capital Stock”) and (ii) 2,000,000 shares of preferred stock, par value $1.00 per share (“Company Preferred Stock”), of which 300,000 are designated Series C Junior Participating Preferred Stock, of which Series C Junior Participating Preferred Stock 300,000 shares are reserved for issuance upon the exercise of the Company Rights issued pursuant to the Company Rights Agreement. As of March 25, 2011, there were outstanding (A) 15,958,839 shares of Company Common Stock (of which (i) 132,912 shares are held in the Company’s treasury and (ii) 119,338 shares are Company Restricted Shares), (B) no shares of Company Preferred Stock and (C) outstanding Company Stock Options to purchase an aggregate of 411,565 shares of Company Common Stock (all of which Company Stock Options are vested and exercisable). As of March 25, 2011, other than 496,821 shares of Company Common Stock reserved for issuance in the form of Company Restricted Shares upon future settlement of outstanding Performance Units under the Company’s 2004 Long Term Incentive Plan (as amended from time to time, the “2004 LTIP”), and pursuant to outstanding Company Stock Options under the 1993 Incentive Stock Option Plan (the “1993 Option Plan”), 1995 Incentive Stock Option Plan (as amended from time to time, the “1995 Option Plan”), and the 1999 Non-Qualified Stock Option Plan (as amended from time to time, the “1999 Option Plan” and, together with the 2004 LTIP, the 1993 Option Plan, the 1995 Option Plan and the 1999 Option Plan, the “Stock Plans”), no Shares are committed to be issued or are otherwise covered by or subject to any Company Security. All outstanding shares of Company Capital Stock have been, and all shares of Company Capital Stock that may be issued pursuant to any Stock Plan or other compensation plan or arrangement will be, when issued in accordance with the respective terms thereof, duly authorized and validly issued and are fully paid and nonassessable and are not subject to any preemptive rights. No Subsidiary of the Company owns any shares of capital stock of the Company. Section 4.05 of the Company Disclosure Schedule contains a complete and correct list of (i) each Company Stock Option outstanding as of the date of this Agreement, including with respect to each such option the holder, the Stock Plan under which such Company Stock Option was granted, date of grant, exercise price, vesting schedule and number of shares of Company Common Stock subject thereto and (ii) all outstanding Company Restricted Shares, including with respect to each such share the holder, date of grant and vesting schedule. A true and complete copy of the Company Rights Agreement as in effect as of the date of this Agreement has been made available to Parent prior to the date of this Agreement.
     (b) There are outstanding no bonds, debentures, notes, other indebtedness or other securities of the Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which stockholders of the Company may vote. Except as set forth in this Section 4.05 and for changes since March 25, 2011 resulting from the exercise of Company Stock Options outstanding on such date, there are no issued, reserved for issuance or outstanding (i) shares of capital stock or other voting securities of or other ownership interest in the Company, (ii) securities of the Company convertible into or exchangeable for shares of capital stock or other voting securities of or other ownership interest in the Company, (iii) warrants, calls, options or other rights to acquire from the Company, or other obligations of the Company to issue, any capital stock, other voting securities or securities convertible into or exchangeable for capital stock or other voting securities of or other ownership interest in the Company or (iv) restricted shares, stock appreciation rights, performance units, contingent value rights, “phantom” stock or similar securities or rights issued by the Company that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock of, or other voting securities of or ownership interests in, the Company (the items in clauses (i) though (iv) being referred to collectively as the “Company Securities”). There are no outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any of the Company Securities. Neither the Company nor any of its Subsidiaries is a party to any voting agreement with respect to the voting of any Company Securities.
   Section 4.06 Subsidiaries.
     (a) Each Subsidiary of the Company is a corporation or other entity duly incorporated or organized, validly existing and in good standing under the laws of its jurisdiction of incorporation or organization and has all corporate or other organizational powers, as applicable, required to carry on its business as conducted as of the date hereof. Each such Subsidiary is duly qualified to do business as a foreign corporation or other entity, as applicable, and is in good standing in each jurisdiction where such qualification is necessary, except for those jurisdictions where failure to be so qualified has not had a Material Adverse Effect on the Company. Section 4.06 of the Company Disclosure Schedule lists all of the Subsidiaries of the Company.
     (b) Except as set forth in Section 4.06(b) of the Company Disclosure Schedule, all of the outstanding capital stock of, or other voting securities or ownership interests in, each Subsidiary of the Company, is owned by the Company or another Subsidiary of the Company, if applicable, directly or indirectly, free and clear of any Lien and free of any other limitation or restriction (including any restriction on the right to vote, sell or otherwise dispose of such capital stock or other voting securities or ownership interests). All the outstanding shares of capital stock or other voting securities or equity interests of each Subsidiary of the Company have been duly authorized and validly issued, are fully paid, nonassessable and not subject to any preemptive rights. There are no issued, reserved for issuance or outstanding (i) shares of capital stock or other voting securities of or other ownership interest in the Subsidiaries of the Company other than those owned by the Company, (ii) securities of the Company or any of its Subsidiaries convertible into or exchangeable for shares of capital stock or other voting securities of or ownership interests in any Subsidiary of the Company, (iii) warrants, calls, options or other rights to acquire from the Company or any of its Subsidiaries, or other obligations of the Company or any of its Subsidiaries to issue, any capital stock or other voting securities of or ownership interests in, or any securities convertible into or exchangeable for any capital stock or other voting securities of or ownership interests in, any Subsidiary of the Company or (iv) restricted shares, stock appreciation rights, performance units, contingent value rights, “phantom” stock or similar securities or rights issued by any Subsidiary of the Company that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock of, or other voting securities of or ownership interests in, any Subsidiary of the Company (the items in clauses (i) through (iv) being referred to collectively as the “Company

Subsidiary Securities”). There are no outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any of the Company Subsidiary Securities. Except as set forth in Section 4.06 of the Company Disclosure Schedule, all of the outstanding Company Subsidiary Securities are owned, directly or indirectly, by the Company, free and clear of all Liens.
   Section 4.07 SEC Filings and the Sarbanes-Oxley Act.
     Except as set forth in Section 4.07 of the Company Disclosure Schedule:
     (a) The Company has filed with or furnished to the SEC all reports, schedules, forms, statements, prospectuses, registration statements and other documents required to be filed or furnished by the Company since June 28, 2009 (collectively, together with any exhibits and schedules thereto and other information incorporated therein, the “Company SEC Documents”).
     (b) As of its filing date (or, if amended or superseded by a filing prior to the date of this Agreement, on the date of such subsequent filing), each Company SEC Document complied in all material respects with the applicable requirements of the 1933 Act, the 1934 Act and the Sarbanes-Oxley Act, as the case may be, and the rules and regulations promulgated thereunder, as the case may be (including, without limitation, all disclosure requirements thereunder).
     (c) As of its respective filing date (or, if amended or superseded by a filing prior to the date of this Agreement, on the date of such filing), each Company SEC Document filed pursuant to the 1934 Act did not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.
     (d) Each Company SEC Document that is a registration statement, as amended or supplemented, if applicable, filed pursuant to the 1933 Act, as of the date such registration statement or amendment became effective, did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading.
     (e) The Company has established and maintains disclosure controls and procedures (as defined in Rule 13a-15 under the 1934 Act). Such disclosure controls and procedures are reasonably designed to ensure that all information required to be disclosed by the Company in the reports it files or submits under the 1934 Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and all such information is made known to the Company’s principal executive officer and principal financial officer to allow timely decisions regarding required disclosures as required under the 1934 Act. The principal executive officer and principal financial officer of the Company have evaluated the effectiveness of the Company’s disclosure controls and procedures and, to the extent required by Applicable Law, presented in any applicable Company SEC Document that is a report on Form 10 K or Form 10 Q, or any amendment thereto, its conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by such report or amendment based on such evaluation.

     (f) The Company and its Subsidiaries have established and maintained a system of internal control over financial reporting (as defined in Rule 13a-15 under the 1934 Act) (“internal controls”) sufficient to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of the Company’s financial statements for external purposes in accordance with GAAP, and the Company has disclosed, based on its most recent evaluation of internal controls prior to the date of this Agreement, to the Company’s auditors and audit committee (x) any significant deficiencies and material weaknesses in the design or operation of internal controls known to the Company which would be reasonably expected to materially adversely affect the Company’s ability to record, process, summarize and report financial information and (y) any fraud, whether or not material, known to management, that involves management or other employees who have a significant role in internal controls.
     (g) Since June 29, 2008, (i) neither the Company nor any of its Subsidiaries nor, to the knowledge of the Company, any director, officer, employee, auditor, accountant or representative of the Company or any of its Subsidiaries has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of the Company or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that the Company or any of its Subsidiaries has engaged in questionable accounting or auditing practices and (ii) to the knowledge of the Company, no attorney representing the Company or any of its Subsidiaries, whether or not employed by the Company or any of its Subsidiaries, has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by the Company or any of its Subsidiaries or any of their respective officers, directors, employees or agents to the Board of Directors of the Company or any committee thereof or to any director or officer of the Company or any of its Subsidiaries.
     (h) As of the date of this Agreement, there are no outstanding or unresolved comments in the comment letters received from the SEC staff with respect to the Company SEC Documents. Except as set forth on Section 4.07(h) of the Company Disclosure Schedule, to the knowledge of the Company, none of the Company SEC Documents is subject to ongoing review or outstanding SEC comment or investigation.
     (i) Neither the Company nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off balance sheet partnership or any similar Contract (including any Contract or arrangement relating to any transaction or relationship between or among the Company and any of its Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any “off balance sheet arrangements” (as defined in Item 303(a) of Regulation S K under the 1934 Act)), where the result, purpose or intended effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Company or any of its Subsidiaries in the Company’s or such Subsidiary’s published financial statements or other Company SEC Documents.
     (j) The Company is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of the AMEX.

     (k) No Subsidiary of the Company is subject to the periodic reporting requirements of the 1934 Act.
   Section 4.08 Financial Statements. The audited consolidated financial statements and unaudited consolidated interim financial statements of the Company included or incorporated by reference in the Company SEC Documents (a) have been prepared in a manner consistent with the books and records of the Company and its Subsidiaries, (b) have been prepared in accordance with GAAP (except, in the case of unaudited statements, as permitted by Form 10 Q of the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto, (c) comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto and (d) fairly present in all material respects, in conformity with GAAP, the consolidated financial position of the Company and its consolidated Subsidiaries as of the dates thereof and their consolidated results of operations and cash flows for the periods then ended (subject to normal and recurring year-end audit adjustments in the case of any unaudited interim financial statements). Since January 1, 2010, the Company has not made any change in the accounting practices or policies applied in the preparation of its financial statements, except as required by GAAP, SEC rule or policy or Applicable Law. The books and records of the Company and its Subsidiaries have been, and are being, maintained in all material respects in accordance with GAAP (to the extent applicable).
   Section 4.09 Disclosure Documents. The proxy statement of the Company to be filed with the SEC in connection with the Merger (together with the letter to stockholders, notice of meeting and form of proxy and any other soliciting material to be distributed to stockholders in connection with the Merger (including any amendments or supplements) and any schedules required to be filed with the SEC in connection therewith, the “Company Proxy Statement”) and any amendments or supplements thereto will, when filed, comply in all material respects with the applicable requirements of the 1934 Act. At the time the Company Proxy Statement or any amendment or supplement thereto is first mailed to stockholders of the Company, and at the time such stockholders vote on adoption of this Agreement and at the Effective Time, the Company Proxy Statement, as supplemented or amended, if applicable, will not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. The representations and warranties contained in this Section 4.09 will not apply to statements or omissions included in the Company Proxy Statement based upon information furnished to the Company by Parent or Merger Subsidiary specifically for use therein.
   Section 4.10 Absence of Certain Changes. Since the Company Balance Sheet Date, except as expressly contemplated by this Agreement, the business of the Company and its Subsidiaries has, in all material respects, been conducted in the ordinary course consistent with past practices, and there has not been (i) any Material Adverse Effect on the Company and its Subsidiaries, (ii) any material loss, damage, destruction or other casualty affecting any of the material properties or assets of the Company or any of its Subsidiaries, whether or not covered by insurance or (iii) any action taken by the Company or any of its Subsidiaries that, if taken during the period from the date of this Agreement through the Effective Time without Parent’s consent, would constitute a material breach of Section 6.01.

   Section 4.11 No Undisclosed Material Liabilities. Except as set forth in Section 4.11 of the Company Disclosure Schedule, there are no liabilities or obligations of any nature, whether accrued, absolute, contingent or otherwise, known or unknown, whether due or to become due of the Company or any of its Subsidiaries whether or not required under GAAP to be set forth on a consolidated balance sheet other than (i) liabilities disclosed and provided for in the Company Balance Sheet or in the notes thereto, (ii) liabilities incurred since the Company Balance Sheet Date in the ordinary course of business or in connection with the negotiation, execution, delivery or performance of this Agreement or consummation of the transactions contemplated hereby, and (iii) liabilities or obligations that have not had or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company and its Subsidiaries, taken as a whole.
   Section 4.12 Litigation. Except as set forth on Section 4.12 of the Company Disclosure Schedule, as of the date of this Agreement, there is no claim, action, suit, arbitration, investigation or proceeding (each, an “Action”) pending against, or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries, any of their respective properties or assets, or any present or former officer or director of the Company or any of its Subsidiaries in such individual’s capacity as such or any employee of the Company or any of its Subsidiaries in such individual’s capacity as such for which the Company is obligated to indemnify such employee, before (or, in the case of threatened Actions, would be before) any arbitrator or Governmental Authority, that (a) involves an amount in controversy in excess of $250,000, (b) seeks material injunctive or other non-monetary relief or (c) individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect on the Company, nor is there any judgment, decree, injunction, rule or order of any arbitrator or Governmental Authority outstanding against, or, to the knowledge of the Company, investigation by any Governmental Authority (each, an “Order”) involving, the Company or any of its Subsidiaries, any of their respective properties or assets, or any present or former officer, director or employee of the Company or any of its Subsidiaries in such individual’s capacity as such, that would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company and its Subsidiaries, taken as a whole. As of the date of this Agreement, there is no Action pending or, to the knowledge of the Company, threatened seeking to prevent, hinder, modify, delay or challenge the transactions contemplated by this Agreement.
   Section 4.13 Compliance with Applicable Laws. Except as set forth on Section 4.13 of the Company Disclosure Schedule, the Company and each of its Subsidiaries is and, at all times since June 29, 2008 has been, in compliance with Applicable Laws except for failures to comply or violations that have not had or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company. The Company and its Subsidiaries hold all material governmental licenses, authorizations, permits, consents, approvals, variances, exemptions and orders necessary for the operation of the businesses of the Company and its Subsidiaries, taken as a whole (the “Company Permits”). The Company and each of its Subsidiaries is in compliance with the terms of the Company Permits, except for failures to comply or violations that have not had or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, and there has occurred no violation or breach of, default (with or without notice or lapse of time, or both) under or event giving to others any right of revocation, non-renewal, adverse modification or cancellation of, with or without notice or lapse of time or both, any such Company Permit, except for violations, breaches, defaults or events that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company. The consummation of the transactions contemplated hereby will not result in any such revocation, non-renewal, adverse modification or cancellation that would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company and its Subsidiaries, taken as a whole.
   Section 4.14 Material Contracts. Each (a) “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K promulgated by the SEC) to which the Company or any of its Subsidiaries is a party or by which they are bound as of the date of this Agreement, (b) each Contract with a Significant Customer or Significant Supplier, (c) any Contract with respect to the formation, creation, operation, management or control of a joint venture, partnership, limited liability or other similar agreement or arrangement, (d) any Contract involving the acquisition or disposition, directly or indirectly (by merger or otherwise), of assets or capital stock or other equity interests for aggregate consideration (in one or a series of transactions) under such Contract of $500,000 or more (other than acquisitions or dispositions of inventory in the ordinary course of business consistent with past practice), (e) any Contract that limits the ability of the Company or any of its Subsidiaries to compete in any line of business or with any Person or in any geographic area, or that restricts the right of the Company and its Subsidiaries to sell to or purchase from any Person or to hire any Person, or that grants the other party or any third Person “most favored nation” status and (f) any Contract that by its terms calls for aggregate payment or receipt by the Company and its Subsidiaries under such Contract of more than $500,000 over the remaining term of such Contract (other than purchase orders with customers and suppliers entered into in the ordinary course of business consistent with past practice) (each such Contract described in clauses (a) through (f), a “Company Material Contract”) is set forth on Section 4.14 of the Company Disclosure Schedule and is valid and binding on the Company or one of its Subsidiaries, as applicable, and to the knowledge of the Company, each other party thereto and in full force and effect and enforceable in accordance with its terms (except those which are cancelled, rescinded or terminated after the date of this Agreement in accordance with their terms and subject to applicable bankruptcy, insolvency, fraudulent transfers, reorganization, moratorium and other laws, affecting creditors’ rights generally and general principles of equity ), except where the failure to be valid, binding and in full force and effect has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, and no written notice to terminate, in whole or part, any of the same has been served. The Company and each of its Subsidiaries, and, to the knowledge of the Company, each other party thereto, has performed all obligations required to be performed by it under each Company Material Contract, except where failure to perform such obligations have not had or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company. There is no default under any Company Material Contract by the Company or any of its Subsidiaries or, to the knowledge of the Company, any other party thereto, except for such defaults that have not had or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company. No event or condition has occurred that constitutes, or, after notice or lapse of time or both, would constitute, a breach or default on the part of the Company or any of its Subsidiaries or, to the knowledge of the Company, any other party thereto under any such Company Material Contract, nor has the Company or any of its Subsidiaries received any written, or, to the knowledge of the Company, oral notice of any such breach, default, event or condition, except for such breaches or defaults that have not had or would not reasonably be expected to have, individually or in the aggregate, a

Material Adverse Effect on the Company. To the knowledge of the Company, the Company has made available to Parent true and complete copies of all Company Material Contracts, including any amendments thereto (other than purchase orders with customers and suppliers entered into in the ordinary course of business consistent with past practice).
   Section 4.15 Taxes.
     (a) Except as set forth on Section 4.15(a) of the Company Disclosure Schedule, all material Tax Returns required by Applicable Law to be filed with any Taxing Authority by, or on behalf of, the Company or any of its Subsidiaries have been filed on a timely basis in accordance with all Applicable Law, and all such Tax Returns are true and complete in all material respects.
     (b) The Company and each of its Subsidiaries has paid (or caused to be paid) or has withheld and remitted to the appropriate Taxing Authority all material Taxes due and payable or where payment is not yet due, has established in accordance with GAAP an adequate accrual on the financial statements of the Company and its Subsidiaries included in the Company SEC Documents for all material Taxes through the date thereof. Except as set forth on Section 4.15(b) of the Company Disclosure Schedule, the Company and its Subsidiaries have no present or contingent liability for any material Taxes, other than as reflected as liabilities for Taxes on the most recent financial statements, contained in the Company SEC Documents, incurred in the ordinary course of business since the date of such financial statements in amounts consistent with prior years (adjusted solely for changes in ordinary course business operations).
     (c) Except as set forth on Section 4.15(c) of the Company Disclosure Schedule, there is no claim, audit, action, suit, proceeding or investigation now pending or, to the knowledge of the Company, threatened against or with respect to the Company or its Subsidiaries in respect of any material Tax. None of the Company nor any of its Subsidiaries has received written notice since January 1, 2005, from a taxing authority in any jurisdiction in which the Company or any Subsidiary has not filed a Tax Return for any period that the Company or such Subsidiary is required to file a Tax Return in such jurisdiction.
     (d) Neither the Company nor any of its Subsidiaries has, or has ever had, a permanent establishment in any country which would subject the Company or its Subsidiaries to material Tax in such country, other than the country in which it is organized, or has engaged in a trade or business in any country other than the country in which it is organized that subjected it to material Tax in such country.
     (e) Neither the Company nor any of its Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending on or after the Closing Date as a result of any (i) change in method of accounting for a taxable period ending on or prior to the Closing Date (including pursuant to Section 481(a) of the Code or any similar provision of Law), (ii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law) executed on or prior to the Closing Date, (iii) installment sale or open transaction disposition made on or prior to the Closing Date, (iv) except as disclosed on the financial statements of the Company and its Subsidiaries included in the Company SEC

Documents or incurred in the ordinary course of business since the date of the last filed Company SEC Documents, prepaid amount received on or prior to the Closing Date, or (v) elections made under Section 108(i) of the Code on or prior to the Closing Date.
     (f) No Liens for Taxes exist with respect to any assets or properties of the Company or any of its Subsidiaries, except for Permitted Liens.
     (g) Neither the Company nor any of its Subsidiaries has participated in any “listed transaction” as defined in Treas. Reg. § 1.6011-4(b)(2).
     (h) To the knowledge of the Company, the Company has not been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(l)(A)(ii) of the Code.
     (i) Neither the Company nor any of its Subsidiaries has granted (or is subject to) any waiver or extension that is currently in effect, of the statute of limitations for the assessment or payment of any material Tax.
     (j) During the five-year period ending on the date of this Agreement, neither the Company nor any of its Subsidiaries was a distributing corporation or a controlled corporation in a transaction intended to be governed by Section 355 of the Code.
     (k) Except as set forth on Section 4.15(k) of the Company Disclosure Schedule, (i) neither the Company nor any of its Subsidiaries is liable for a material amount of Taxes of any person (other than the Company and its Subsidiaries) as a result of (A) being a transferee or successor of such person, (B) being a member of an affiliated, consolidated, combined or unitary group that includes such person as a member, or (C) contract, agreement, assumption or operation of law, (ii) neither the Company nor any Subsidiary the stock of which has been acquired by the Company since January 1, 2003, has been a member of any affiliated, consolidated, combined, or unitary group for any Tax purposes other than a group in which the Company is the common parent or (iii) neither the Company nor any Subsidiary is a party to a Tax sharing, Tax allocation, or Tax indemnity agreement. For purposes of (i)(C) and (iii) of this Section 4.15(k), (I) agreements with customers, vendors, lessors or the like entered into in the ordinary course of business, (II) employment agreements listed in Section 4.15(k) of the Company Disclosure Schedule, credit agreements or other commercial agreements, and (III) agreements solely among the Company or any of its Subsidiaries shall be excluded.
     (l) The Company and its Subsidiaries have (i) filed or caused to be filed with the appropriate Governmental Authority all unclaimed property reports required to be filed and have remitted to the appropriate Governmental Authority all unclaimed property required to be remitted, or (ii) delivered or paid all unclaimed property to its original or proper recipient.
     (m) “Taxes” means (A) all taxes, charges, fees, levies, or other like assessments, including without limitation, all federal, possession, state, city, county and non-U.S. (or governmental unit, agency, or political subdivision of any of the foregoing) income, profits, employment (including Social Security, unemployment insurance and employee income Tax withholding), franchise, gross receipts, sales, use, transfer, stamp, occupation, estimated, property, capital, severance, premium, windfall profits, customs, duties, ad valorem, value added and excise taxes, PBGC premiums, and any other Governmental Authority (a “Taxing Authority”) charges of the same or similar nature; including any interest, penalty, or addition thereto, whether disputed or not, and (B) liability for the payment of any amounts of the type described in clause (A) as a result of being a member of an affiliated, consolidated, combined or unitary group. Any one of the foregoing shall be referred to sometimes as a “Tax”.
     (n) “Tax Return” means any report, return, document, declaration or other information or similar filing supplied or required to be supplied to any Taxing Authority with respect to Taxes, including information returns, amended returns, refund claims, any documents with respect to or accompanying payments of estimated Taxes, or accompanying requests for the extension of time in which to file any such report, return, document, declaration or other information.
   Section 4.16 Employees and Employee Benefit Plans.
     (a) Section 4.16 of the Company Disclosure Schedule contains a correct and complete list identifying each “employee benefit plan,” as defined in Section 3(3) of ERISA (whether or not subject to ERISA), each employment, severance or similar Contract with the Company’s executive officers, directors, employees, or independent contractors, and each other plan, policy, agreement or arrangement (written or oral) providing for compensation, bonuses, profit-sharing, stock option or other stock related rights or other forms of incentive or deferred compensation, vacation benefits, insurance (including any self-insured arrangements), health or medical benefits, employee assistance program, disability or sick leave benefits, workers’ compensation, supplemental unemployment benefits, severance benefits and post-employment or retirement benefits (including compensation, pension, health, medical or life insurance benefits) or other form of benefits which is maintained, administered or contributed to by the Company or any ERISA Affiliate of the Company and covers any current or former executive officer, director, employee or independent contractor of the Company or any of its Subsidiaries, or with respect to which the Company or any of its Subsidiaries has any liability. Copies of such plans (and, if applicable, related trust or funding agreements or insurance policies) and all amendments thereto and summary plan descriptions and written interpretations thereof have been furnished to Parent together with the two most recent annual reports (Form 5500 including, if applicable, Schedule B thereto) and tax returns (Form 990) prepared in connection with any such plan or trust. Such plans are referred to collectively herein as the “Employee Plans.”
     (b) Neither the Company nor any ERISA Affiliate of the Company nor any predecessor thereof sponsors, maintains or contributes to, or has within six years prior to the date hereof sponsored, maintained or contributed to, any Employee Plan subject to Title IV of ERISA, Section 302 of ERISA, or Sections 412 or 4971 of the Code, or a Multiemployer Plan.
     (c) Each Employee Plan which is intended to be qualified under Section 401(a) of the Code utilizes a volume submitter pre-approved plan for which the volume submitter sponsor has received a favorable opinion letter that the volume submitter document is so qualified. Each Employee Plan has been maintained, operated and administered in substantial compliance with its terms, the requirements prescribed by any and all statutes, orders, rules and regulations, including ERISA and the Code, and the terms of any collective bargaining agreement which are applicable to such Employee Plan. No events have occurred with respect to any Employee Plan that could reasonably be expected to result in payment or assessment by or against the Company of any excise taxes under Sections 4972, 4975, 4976, 4977, 4979, 4980B, 4980D, 4980E or 5000 of the Code.
     (d) Except as set forth in Section 4.16(d) of the Company Disclosure Schedule, with respect to each current or former employee or independent contractor of the Company or any of its Subsidiaries, the consummation of the transactions contemplated by this Agreement will not, either alone or together with any other event: (i) entitle any such person to severance pay, bonus amounts, retirement benefits, job security benefits or similar benefits, (ii) trigger or accelerate the time of payment or funding (through a grantor trust or otherwise) of any compensation or benefits payable to any such person, (iii) accelerate the vesting of any compensation or benefits of any such person (including any stock options or other equity-based awards, any incentive compensation or any deferred compensation entitlement) or (iv) trigger any other material obligation to any such person. Except as set forth in Section 4.16(d) of the Company Disclosure Schedule, there is no Contract or plan (written or otherwise) covering any employee or former employee of the Company or any of its Subsidiaries that, individually or collectively, could give rise to the payment of any amount that would not be deductible pursuant to the terms of Section 280G or 162(m) of the Code. Section 4.16(d) of the Company Disclosure Schedule lists (i) all the agreements, arrangements and other instruments which give rise to an obligation to make or set aside amounts payable to or on behalf of the officers of the Company and its Subsidiaries as a result of the transactions contemplated by this Agreement (either alone or in connection with any subsequent employment termination, whether by the Company or the officer), true and complete copies of which have been provided to Parent prior to the date of this Agreement and (ii) the maximum aggregate amounts so payable to each such individual as a result of the transactions contemplated by this Agreement and/or any subsequent employment termination (whether by the Company or the officer).
     (e) Except as set forth on Section 4.16(e) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries has any liability in respect of post-retirement health, medical or life insurance benefits for retired, former or current employees of the Company or its Subsidiaries except as required to avoid excise tax under Section 4980B of the Code.
     (f) Except as set forth on Section 4.16(f) of the Company Disclosure Schedule, there has been no amendment to, written interpretation or announcement (whether or not written) by the Company or any of its Affiliates relating to, or change in employee participation or coverage under, an Employee Plan which would materially increase the annual expense of maintaining such Employee Plan above the level of the annual expense incurred in respect thereof for the fiscal year ended June 27, 2010. No condition exists that would prevent the Company from amending or terminating any Employee Plan without liability, other than the obligation for ordinary benefits accrued prior to the termination of such plan.
     (g) There are no Actions pending or, to the knowledge of the Company, threatened on behalf of or against any Employee Plan, the assets of any trust under any Employee Plan, or the plan sponsor, plan administrator or any fiduciary of any Employee Plan that could reasonably be expected to result in a Material Adverse Effect on the Company. No event has occurred and there currently exists no condition or set of circumstances in connection with which the

Company or any of its Subsidiaries could be subject to any liability (other than routine claims for benefits) under the terms of any Employee Plan, ERISA, the Code or any other applicable Law that could reasonably be expected to result in a Material Adverse Effect on the Company.
     (h) No fiduciary or party in interest of any Employee Plan has participated in, engaged in or been a party to any transaction that is prohibited under Section 4975 of the Code or Section 406 of ERISA and not exempt under Section 4975 of the Code or Section 408 of ERISA, respectively, and that could reasonably be expected to result in any material liability to the Company. With respect to any Employee Plan, (i) neither the Company nor any of its ERISA Affiliates has had asserted against it any claim for Taxes under Chapter 43 of Subtitle D of the Code and Section 5000 of the Code, or for penalties under ERISA Section 502(c), 502(i) or 502 (l), nor, to the knowledge of the Company, is there a basis for any such claim that could reasonably be expected to result in any material liability to the Company, and (ii) no officer, director or employee of the Company or any Subsidiary has committed a breach of any fiduciary responsibility or obligation imposed by Title I of ERISA that could reasonably be expected to result in any material liability to the Company.
     (i) Except as set forth in Section 4.16(i) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries has been a party to or subject to, or is currently negotiating in connection with entering into, any collective bargaining agreement or other labor agreement with any union or labor organization, and to the knowledge of the Company, there has not been any activity or proceeding of any labor organization or employee group to organize any such employees. In addition, (i) there are no unfair labor practice charges or complaints against Company or any of its Subsidiaries pending before the National Labor Relations Board; (ii) there are no labor strikes, slowdowns or stoppages actually pending or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries; (iii) there are no representation claims or petitions pending before the National Labor Relations Board with respect to the employees of the Company or its Subsidiaries; (iv) there are no grievance or pending arbitration proceedings against the Company or any of its Subsidiaries that arose out of or under any collection bargaining agreement and (v) there are no discrimination charges or complaints pending before the Equal Employment Opportunity Commission or any other Governmental Authority or arbitrator.
     (j) The Company and its Subsidiaries are and during the past four years have been in compliance in all material respects with all Applicable Laws relating to labor and employment, including, but not limited to, those relating to wages, hours, collective bargaining, unemployment compensation, worker’s compensation, occupational safety and health, discrimination, immigration, employee classification, information privacy and security, payment and withholding of taxes and continuation coverage with respect to group health plans.
     (k) To the knowledge of the Company, no current employee or officer of the Company or any of its Subsidiaries intends, or is expected, to terminate his employment relationship with such entity following the consummation of the transactions contemplated hereby.

     (l) Except as set forth in Section 4.16(l) of the Company Disclosure Schedule, there is no Action pending or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries relating to any labor or employment matter.
     (m) Schedule 4.16(m) of the Company Disclosure Schedule contains a complete and accurate list of all employees of the Company or its Subsidiaries as of the date hereof whose base salary exceeds $100,000 (the “Company Employees”) showing for each Company Employee, the name, job title, location, date of hire, whether each individual is treated as exempt or non-exempt, annual salary or wages as of the date hereof and aggregate annual compensation (including bonus information) for the year ended December 31, 2010.
     (n) Since the Balance Sheet Date, neither the Company nor any of its Subsidiaries has effectuated (i) a “plant closing” (as defined in the WARN Act) affecting any site of employment or one or more facilities or operating units within any site of employment or facility of the Company or any of its Subsidiaries; (ii) a “mass layoff” (as defined in the WARN Act); or (iii) such other transaction, layoff, reduction in force or employment terminations sufficient in number to trigger application of any similar state or local law.
   Section 4.17 Intellectual Property.
     (a) Section 4.17(a)(i) of the Company Disclosure Schedule contains a list of all United States or foreign: patents, registered Marks, registered copyrights and applications for any of the foregoing. Section 4.17(a)(ii) of the Company Disclosure Schedule lists all items of material software that are covered by or embodiments of copyrights that are included in the Company Owned Intellectual Property (“Company Software”). Except as has not had and would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect on the Company: (i) with respect to all Company Owned Intellectual Property (other than Company Owned Intellectual Property specified on Section 4.17(a)(i) of the Company Disclosure Schedule as exclusively licensed to the Company or its Subsidiaries), the Company or its Subsidiaries, as the case may be, owns such Company Owned Intellectual Property (in each case, free and clear of any Liens except Permitted Liens) except as indentified in Section 4.06(b) of the Company Disclosure Schedule, (ii) to the knowledge of the Company, the Company possesses sufficient enforceable legal rights to Company Owned Intellectual Property as is necessary for the operation of the Company’s business as now conducted, (iii) to the knowledge of the Company, neither the Company nor its Subsidiaries is, as of the date of this Agreement, infringing, misappropriating, or otherwise violating, or since June 28, 2009 has infringed, misappropriated or otherwise violated, the Intellectual Property rights of any Person, and, to the knowledge of the Company, no Person is, as of the date of this Agreement, infringing, misappropriating, or otherwise violating, or since June 28, 2009 has infringed, misappropriated or otherwise violated, any Company Owned Intellectual Property; (iv) since June 28, 2009, the Company has not received any written communications alleging that the Company has infringed or, by conducting the Company’s business, would infringe any third party Intellectual Property, nor, to the Company’s knowledge, is there a reasonable basis for any such allegation; (v) the consummation of the transactions contemplated by this Agreement will not alter, encumber, impair or extinguish any Company Owned Intellectual Property right or impair the right of Surviving Corporation to use, sell, license, dispose of or otherwise commercialize or exploit any Company Owned Intellectual Property; (vi) the Company and its Subsidiaries have exercised reasonable care to maintain the confidentiality of all Trade Secrets that are Company Owned Intellectual Property or which the Company or any Subsidiary thereof is obligated to maintain in confidence; (vii) to the knowledge of the Company, no material Trade Secrets that are Company Owned Intellectual Property or which the Company or any Subsidiary thereof is obligated to maintain in confidence have been disclosed other than to employees, representatives and agents of the Company or any of its Subsidiaries all of whom are bound by written confidentiality agreements, or to third parties under a written agreement imposing obligations of confidentiality that the Company reasonably believes is sufficient to maintain the trade secret status of such Trade Secrets; (viii) the IT Assets shall operate and perform in all material respects in a manner that permits the Company and its Subsidiaries to conduct their respective businesses as currently conducted and, to the knowledge of the Company, no person has gained unauthorized access to the IT Assets; and (ix) the Company and its Subsidiaries have implemented reasonable backup and disaster recovery technology and practices consistent with industry practices and with the description thereof set forth on Section 4.17(a)(iv) of the Company Disclosure Schedule.
     (b) Section 4.17(b)(i) of the Company Disclosure Schedule lists all Contracts pursuant to which the Company or any Subsidiary thereof has the right under any Intellectual Property owned or controlled by any third party to use, duplicate, manufacture, sell, distribute or otherwise commercialize or exploit in any way (the “Inbound Licenses”) (except such Schedule does not list standard end user license agreements for off-the-shelf desktop software not in excess of $1,000 per seat; although excluded from such Schedule, such agreements are included in the definition of Inbound Licenses). Section 4.17(b)(ii) of the Company Disclosure Schedule lists all Contracts to which the Company or any Subsidiary thereof is a party and pursuant to which any Person is authorized under any of the Company Owned Intellectual Property to duplicate, manufacture, sell, distribute or otherwise commercialize or exploit that include any grant of exclusive rights or that involve payments in excess of $100,000 (the “Outbound Licenses“ and, collectively with the Inbound Licenses, the “Intellectual Property Agreements”). With respect to the Intellectual Property Agreements, except as had not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company: (i) all are valid and binding on the Company or one of its Subsidiaries, as applicable, and to the knowledge of the Company, each other party thereto and in full force and effect in accordance with their terms (except those which are cancelled, rescinded or terminated after the date of this Agreement in accordance with their terms and subject to applicable bankruptcy, insolvency, fraudulent transfers, reorganization, moratorium and other laws, affecting creditors’ rights generally and general principles of equity ), and no written notice to terminate, in whole or part, any of the same has been served; and (ii) neither the Company nor any of its Subsidiaries nor, to the knowledge of the Company, any other party thereto is in default or breach thereunder. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, the consummation of the transactions contemplated by this Agreement will not alter, encumber, modify, impair or extinguish any right or remedy of Surviving Corporation or any of its Subsidiaries under any Intellectual Property Agreement or give rise to any right in the other party thereto to terminate any Intellectual Property Agreement or to change material economic terms of any Intellectual Property Agreement.
     (c) Neither the Company nor any Subsidiary thereof has received, since June 28, 2009 or, to the Company’s knowledge, before then, any written claim or notice that alleges or asserts any fact or circumstance that would, if true, constitute a breach of this Section 4.17, including any allegation or assertion (i) that any Registered IP is invalid or unenforceable, (ii) challenging the Company’s or any of its Subsidiaries’ sole, unencumbered ownership of any Registered IP, (iii) that the Company, any Subsidiary thereof or any other party has breached any Intellectual Property Agreement, except such claim or notice that has not had or would not reasonably be expected to have a Material Adverse Effect on the Company.
     (d) There are no claims or actions pending or, to Company’s knowledge, threatened that relate to or involve any Company Owned Intellectual Property (other than Company Owned Intellectual Property specified on Section 4.17(a)(i) of the Company Disclosure Schedule as exclusively licensed to the Company or its Subsidiaries), including any action before any court or the International Trade Commission and any interference, reissue, reexamination, opposition or cancellation proceeding, except such claims that have not had or would not reasonably be expected to have a Material Adverse Effect on the Company. No Company Owned Intellectual Property (other than Company Owned Intellectual Property specified on Section 4.17(a)(i) of the Company Disclosure Schedule as exclusively licensed to the Company or its Subsidiaries) is subject to any outstanding order, judgment, injunction, decree, stipulation or agreement restricting the use or other practice, commercialization or exploitation thereof by the Company or any of its Subsidiaries, except for such orders, judgments, injunctions, decrees, stipulations or agreements that have not had or would not reasonably be expected to have a Material Adverse Effect on the Company. To the knowledge of the Company, no Company Owned Intellectual Property specified on Section 4.17(a)(i) of the Company Disclosure Schedule as exclusively licensed to the Company or its Subsidiaries is subject to any outstanding order, judgment, injunction, or decree restricting the use or other practice, commercialization or exploitation thereof by the Company or any of its Subsidiaries, except for such orders, judgments, injunctions or decrees that have not had or would not reasonably be expected to have a Material Adverse Effect on the Company.
   Section 4.18 Properties. (a) With respect to the real property owned by the Company or its Subsidiaries and the Improvements (as defined below) thereon (collectively, “Owned Real Property”), the Company or one of its Subsidiaries, as applicable, has good and marketable title to the Owned Real Property, free and clear of any Lien (other than Permitted Liens); (b) with respect to the real property leased, subleased or licensed to the Company or its Subsidiaries and the Improvements (as defined below) thereon (collectively, “Leased Real Property”), the Company or one of its Subsidiaries, as applicable, has a good and valid leasehold interest, free and clear of any Lien (other than Permitted Liens) in all such Leased Real Property and the lease, sublease or license with respect to such Leased Real Property is valid, and binding on the Company or its Subsidiaries, as applicable, and to the knowledge of the Company, each other party thereto, and in full force and effect, and none of the Company or any of its Subsidiaries is in breach of or default under such lease, sublease or license, and no event has occurred which, with notice, lapse of time or both, would constitute a breach or default by any of the Company or its Subsidiaries or permit termination, modification or acceleration by any third party thereunder; (c) with respect to tangible assets, the Company or one of its Subsidiaries, as applicable, has a good and valid fee title or leasehold interest, free and clear of any Lien (other than Permitted Liens) in all such tangible assets that are necessary for the Company and its Subsidiaries to conduct their respective businesses as currently conducted, except as has not had or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company; (d) all buildings, structures, fixtures and improvements included within the Owned Real Property and Leased Real Property (the “Improvements”) are in good repair and operating condition, subject only to ordinary wear and tear, and are adequate and suitable for the purposes for which they are presently being used or held for use, and to the knowledge of the Company, there are no facts or conditions affecting any of the Improvements that, in the aggregate, would substantially interfere with the current use, occupancy or operation thereof; and (e) the Company has not received written notice with respect to the Owned Real Property or the Leased Real Property from any Governmental Entity pertaining to any violation of any law, ordinance, rule or regulation, which would have or would reasonably be expected to have a Material Adverse Effect on the Company. Section 4.18 of the Company Disclosure Schedule contains a true and complete list of all Owned Real Property or Leased Real Property. The applicable Tenant with respect to any Leased Real Property enjoys peaceful and undisturbed possession of such Leased Real Property, except for any such failure to do so that, individually or in the aggregate, would not have or reasonably be expected to have a Material Adverse Effect.
   Section 4.19 Environmental Matters. (i) Since June 28, 2009, no notice, notification, demand, request for information, citation, summons or order has been received, no complaint has been filed, no penalty has been assessed, and as of the date of this Agreement, no investigation, action, claim, suit, proceeding or review (or any basis therefor) is pending or, to the knowledge of the Company, is threatened by any Governmental Authority or other Person relating to the Company or any Subsidiary and relating to or arising out of any Environmental Law, except as has not had or would not reasonably be expected to have a Material Adverse Effect on the Company; (ii) the Company and its Subsidiaries are and, since July 2, 2006 have been in compliance with all Environmental Laws and have obtained all Environmental Permits necessary for their operations as currently conducted, except to the extent non-compliance would not have or be reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect; (iii) there are no currently accrued liabilities of the Company or any of its Subsidiaries arising under or relating to any violation of any Environmental Law or any Hazardous Substance; (iv) there have been no releases of any Hazardous Substances that could be reasonably likely to form the basis of a claim against the Company or any of its Subsidiaries, except to the extent such releases would not have or be reasonably expected to have, either individually or in the aggregate, a Material Adverse Effect; (v) neither the Company nor any of its Subsidiaries is currently subject or party to any agreement, order, judgment or decree by or with any Governmental Authority, arbitrator or third party pursuant to which the Company or any of its Subsidiaries has assumed, incurred or suffered any liability under any Environmental Law; (vi) neither the Company nor any of it Subsidiaries has manufactured for sale, marketed or distributed any product incorporating asbestos or asbestos-containing materials; (vii) neither the Company nor any of it Subsidiaries has received notice of any potential liability under any Environmental Law for the transport and disposal of any Hazardous Substance to any site; (viii) to the Knowledge of the Company, the transactions contemplated by this Agreement will not require the Company or any of its Subsidiaries to transfer or amend any Environmental Permit or require any submissions to a Governmental Authority; and (ix) to the knowledge of the Company, complete and accurate copies of all final environmental site assessment reports (including any Phase I or Phase II reports), investigation, remediation or compliance studies or audits which are in the possession, custody or control of either the Company or its Subsidiaries and relate to the environmental conditions at any property currently or formerly owned or leased by either the Company or its Subsidiaries have been provided to Parent.

   Section 4.20 Antitakeover Statutes. Assuming the accuracy of Section 5.09, the Company has taken all action necessary to exempt or exclude the Merger, this Agreement and the transactions contemplated hereby from any takeover statute, and, accordingly, none of the restrictions in such Sections or any other antitakeover or similar statute or regulation applies to any such transactions. The Company has taken all action necessary to render the Company Rights inapplicable to the Merger, this Agreement and the transactions contemplated hereby.
   Section 4.21 Insurance. Section 4.21 of the Company Disclosure Schedule sets forth, as of the date hereof, a true and complete list of all material insurance policies issued in favor of the Company or any of its Subsidiaries, or pursuant to which the Company or any of its Subsidiaries is a named insured or otherwise a beneficiary, as well as any historic incurrence-based policies still in force. With respect to each such insurance policy, (a) such policy is in full force and effect and all premiums due thereon have been paid, (b) neither the Company nor any of its Subsidiaries is in breach or default, and has not taken any action or failed to take any action which (with or without notice or lapse of time, or both) would constitute such a breach or default, or would permit termination or modification of, any such policy, except for such actions or failure to take such actions that have not had or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company and (c) to the knowledge of the Company, no insurer issuing any such policy has been declared insolvent or placed in receivership, conservatorship or liquidation. No written notice of cancellation or termination has been received with respect to any such policy and at the Closing, to the knowledge of the Company after reasonable inquiry, the consummation of the transactions contemplated hereby will not result in cancellation or termination of such policies.
   Section 4.22 Related Party Transactions. Since June 28, 2009 through the date of this Agreement, there have been no transactions, agreements, arrangements or understandings between the Company or any of its Subsidiaries, on the one hand, and the Affiliates of the Company, on the other hand (other than the Company’s Subsidiaries) that would be required to be disclosed under Item 404 of Regulation S K under the 1934 Act and that have not been so disclosed in the Company SEC Documents.
   Section 4.23 Certain Payments. Neither the Company nor any of its Subsidiaries (nor, to the knowledge of the Company, any of their respective directors, executives, representatives, agents or employees) (a) has used or is using any corporate funds for any unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, (b) has used or is using any corporate funds for any direct or indirect unlawful payments to any foreign or domestic governmental officials or employees, (c) has violated or is violating any provision of the Foreign Corrupt Practices Act of 1977, (d) has established or maintained, or is maintaining, any unlawful fund of corporate monies or other properties or (e) has made any unlawful bribe, rebate, payoff, influence payment, kickback or other unlawful payment of any nature.
   Section 4.24 Customers and Suppliers.
     (a) Section 4.24(a) of the Company Disclosure Schedule lists the ten largest customers of the Company measured in terms of sales volume since June 27, 2010 (each a “Significant Customer”). Since June 27, 2010, the Company has not received written, or to the knowledge of the Company, oral notice from a Significant Customer indicating its intention to terminate or materially reduce its future long term business relationship with the Company from recent historical levels.
     (b) Section 4.24(b) of the Company Disclosure Schedule lists the ten largest suppliers of the Company since June 27, 2010 (each a “Significant Supplier”). Since June 27, 2010, the Company has not received written or, to the knowledge of the Company, oral notice from a Significant Supplier indicating its intention to terminate or materially reduce its future long term business relationship with the Company from recent historical levels.
   Section 4.25 Regulatory Matters.
     (a) With respect to each Contract between the Company or any Subsidiary of the Company, on the one hand, and any Governmental Authority (excluding any non-governmental entity), on the other hand, for which performance is ongoing as of the date hereof, and each outstanding bid, quotation or proposal by the Company or any of its Subsidiaries (each, a “Bid”) that if accepted or awarded could lead to a Contract between the Company or a Subsidiary of the Company, on the one hand, and any Governmental Authority (excluding any non-governmental entity), on the other hand (each such Contract or Bid, a “Company Government Contract”) and each Contract between the Company or any of its Subsidiaries, on the one hand, and any prime contractor or upper-tier subcontractor, on the other hand, that, to the knowledge of the Company, constitutes a subcontract under a Contract between such Person and any Governmental Authority (excluding any non-governmental entity) for which performance is ongoing as of the date hereof, and each outstanding Bid that if accepted or awarded could lead to a Contract between the Company or any of its Subsidiaries, on the one hand, and a prime contractor or upper-tier subcontractor, on the other hand, that, to the knowledge of the Company, would constitute, a subcontract under a Contract between such Person and any Governmental Authority (excluding any non-governmental entity) (each such Contract or Bid, a “Company Government Subcontract”):
     (i) to the knowledge of the Company, each such Company Government Contract or Company Government Subcontract was legally awarded, is binding on the parties thereto, and is in full force and effect, except where the failure to be in full force and effect has not had or would not reasonably be expected to have a Material Adverse Effect on the Company; provided that for purposes of this clause (i), the terms Company Government Contract and Company Government Subcontract shall not include any Bids;
     (ii) to the knowledge of the Company, no reasonable basis exists to give rise to a material claim by a Governmental Authority (excluding any non-governmental entity) for fraud (as such concept is defined under the state or federal Laws of the United States) in connection with the award or performance of any such Company Government Contract or Company Government Subcontract, except such claims that have not had or would not reasonably be expected to have a Material Adverse Effect on the Company;
     (iii) since June 29, 2008, neither any Governmental Authority (excluding any non-governmental entity) nor any prime contractor, subcontractor or other Person or entity has notified the Company, in writing, that the Company has, or may have, breached or violated in any material respect any Applicable Law, certification or representation pertaining to any such Company Government Contract or Company Government Subcontract, except for such breaches or violations that have not had or would not reasonably be expected to have a Material Adverse Effect on the Company;
     (iv) to the knowledge of the Company, since January 1, 2008, all facts set forth in or acknowledged by any representations, claims or certifications submitted by or on behalf of the Company or any of its Subsidiaries in connection with any such Company Government Contract or Company Government Subcontract were current, accurate and complete in all respects as of their effective date, except where failure to be current, accurate and complete has not had and would not reasonably be expected to have a Material Adverse Effect on the Company;
     (v) the Company and its Subsidiaries have not received any written notice of termination, “show cause” or cure notice pertaining to any such Company Government Contract or Company Government Subcontract, except for such notices that have not had or would not reasonably be expected to have a Material Adverse Effect on the Company; provided that this clause (v) shall not apply to any notice received more than three years prior to the date hereof, which notice is related to a Company Government Contract or Company Government Subcontract that is no longer ongoing as of the date hereof;
     (vi) with respect to any ongoing Company Government Contract or Company Government Subcontract or completed Company Government Contract or Company Government Subcontract under which final payment was received by the Company within three years prior to the date hereof, the Company and its Subsidiaries do not, to the knowledge of the Company, have credible evidence that a Principal, Employee, Agent, or Subcontractor (as such terms are defined by Federal Acquisition Regulation (FAR) 52.203-13(a)) of the Company or any of its Subsidiaries has committed a violation of Federal criminal Law involving fraud, conflict of interest, bribery, or gratuity violations found in Title 18 of the United States Code or a violation of the civil False Claims Act and the Company, except for such violations which have not had or would not reasonably be expected to have a Material Adverse Effect on the Company, and its Subsidiaries have not conducted and are not conducting an investigation to determine whether credible evidence exists that a Principal, Employee, Agent, or Subcontractor (as such terms are defined by FAR 52.203-13(a)) of the Company or any of its Subsidiaries has committed a violation of Federal criminal Law involving fraud, conflict of interest, bribery, or gratuity violations found in Title 18 of the United States Code or a violation of the civil False Claims Act; and
     (vii) with respect to any ongoing Company Government Contract or Company Government Subcontract or completed Company Government Contract or Company Government Subcontract under which final payment was received by the Company or any of its Subsidiaries within three (3) years prior to the date of this Agreement, the Company and its Subsidiaries do not to the knowledge of the Company have credible evidence of any significant overpayment(s) on such Company Government Contract or Company Government Subcontract, other than overpayments resulting from contract financing payment as defined in FAR 32.001, except for such overpayments that have not had or would not reasonably be expected to have a Material Adverse Effect on the Company, and the Company and its Subsidiaries have not conducted and are not conducting an investigation to determine whether credible evidence exists of any significant overpayment(s) on such Company Government Contract or Company Government Subcontract, other than overpayments resulting from contract financing payment as defined in FAR 32.001.
     (b) The Company and its Subsidiaries are not, nor have any of them ever been, suspended or debarred from doing business with a Governmental Authority (excluding any non-governmental entity) or, to the knowledge of the Company, proposed for suspension or debarment by a Governmental Authority (excluding any non-governmental entity) and, to the knowledge of the Company, has not been the subject of a finding of nonresponsibility or ineligibility for contracting with a Governmental Authority (excluding any non-governmental entity).
     (c) (i) Neither the Company, its Subsidiaries, nor, to the knowledge of the Company, any of their respective directors or officers or Principals (as such term is defined by FAR 52.209-5(a)(2)) is (or since June 29, 2008 has been) under indictment with respect to any alleged irregularity, misstatement or omission arising under or relating to any Contract or bid with a Governmental Authority (excluding any non-governmental entity) that would reasonably be expected to result in a Material Adverse Effect and (ii) since June 29, 2008, the Company and its Subsidiaries have not entered into any consent order or administrative agreement relating directly or indirectly to any such Contract or bid that has had or would reasonably be expected to result in a Material Adverse Effect.
     (d) The Company and each of its Subsidiaries are in compliance in all material respects with all statutory and regulatory requirements relating to export controls and trade sanctions under Applicable Laws of the United States, as well as Applicable Laws of each jurisdiction in which the Company or its Subsidiaries are doing business, including, without limitation, the Export Administration Regulations administered by the United States Department of Commerce (including their anti-boycott provisions), the International Traffic in Arms Regulations administered by the United States Department of State, the economic and trade sanctions administered by the Office of Foreign Assets Control of the United States Department of the Treasury, and the international boycott provisions of the Internal Revenue Code except where such failure to be in compliance has not had and would not reasonably be expected to have a Material Adverse Effect on the Company.
     (e) The Company and its Subsidiaries have an export control and trade sanctions compliance program designed to assure compliance with applicable government export control and trade sanction statutes, regulations, and other obligations, including obtaining licenses or other authorizations as required for access by foreign nationals to controlled technology.

     (f) In the past five years, as regards to export controls compliance, the Company has not (i) received written notice from any Governmental Authority of deficiencies in its compliance efforts; (ii) made any voluntary disclosures to any Governmental Authority or other Person of facts that could result in any adverse action being taken by a Governmental Authority against the Company, except for such disclosures that have not had or would not reasonably be expected to have a Material Adverse Effect on the Company; (iii) been notified in writing that it is in violation of any obligation, regulation or license authorization, except for such violations that have not had or would not reasonably be expected to have a Material Adverse Effect on the Company; (iv) been under indictment, or, to the knowledge of the Company, civil or criminal investigation for false claims or other impropriety relating to export activity, except for such indictments, or civil or criminal investigations that have not or would not be reasonably be expected to have a Material Adverse Effect on the Company.
     (g) Neither the Company nor any of its Subsidiaries has undergone or is undergoing any audit inspection or to the knowledge of the Company, any other review regarding export activity that would reasonably be expected to affect adversely its future export activity or otherwise result in government sanctions, except for such audit inspections or other reviews that have not had or would not reasonably be expected to have a Material Adverse Effect on the Company.
   Section 4.26 Occupational Safety and Health Matters.
     (a) Since July 2, 2006, the Company is in compliance with, and is not in violation of, or liable under, any applicable Occupational Safety and Health Laws, except as has not had or would not reasonably be expected to have a Material Adverse Effect on the Company, and to the knowledge of the Company, no reason, including the presence of an imminent danger as that term is defined under Occupational Safety and Health Law, exists why the Company would not be capable of continued operation of the business in compliance with applicable Occupational Safety and Health Law without undue expense or burden;
     (b) Since July 2, 2006, the Company has not received any written notice from any Governmental Authority or any other Person regarding (i) any failure to comply in any material respect with any applicable Occupational Safety and Health Law, or (ii) any obligation to undertake or bear any material cost of any Occupational Safety and Health Liabilities, including, without limitation, any Occupational Safety and Health Liabilities with respect to any of the Facilities, with respect to any Leased Real Property or Owned Real Property at, to, or from which Hazardous Substances have been generated, manufactured, refined, transferred, used or processed, transported, treated, stored, handled, transferred, disposed of, recycled, or received by the Company; and
     (c) The Company has made available to the Parent copies of any written occupational and safety assessment or audit reports relating to the Company or the Facilities that has been prepared on behalf of the Company since July 2, 2006.
   Section 4.27 Long Term Incentive Plan. The Company or its Board of Directors, as applicable, has, prior to the time at which the Company’s Board of Directors approved this Agreement, taken all actions necessary to amend the 2004 LTIP, and has so amended it, to provide that, in respect of the Merger and any antecedent events relating to such Merger, a “Change in Control” as defined under the 2004 LTIP shall be deemed to occur only upon the consummation of the Merger, and not upon any antecedent event relating to the Merger including but not limited to approval, adoption, or recommendation of this Agreement or any other agreement relating to the Merger by the Company’s Board of Directors or stockholders. In addition, the Company or its Board of Directors, as applicable, has, prior to the time at which the Company’s Board of Directors approved this Agreement, taken all actions necessary to approve the employment agreements attached hereto as Exhibits A through F.
   Section 4.28 Opinion of Financial Advisor. Stifel, Nicolaus & Company, Incorporated has delivered to the Company’s Board of Directors its written opinion, dated the date hereof, to the effect that, as of the date hereof and based upon and subject to the qualifications, considerations, assumptions and limitations set forth therein, the Merger Consideration to be received by holders of Company Shares in connection with the Merger pursuant to the Merger Agreement is fair to such holders of Company Shares, from a financial point of view, a signed true and complete copy of which opinion will promptly be provided to Parent.
   Section 4.29 Finders’ Fees. Except for Stifel, Nicolaus & Company, Incorporated, the terms of whose engagement have been provided to Parent prior to the date of this Agreement, there is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of the Company or any of its Subsidiaries who is entitled to any fee or commission in connection with the transactions contemplated by this Agreement.
   Section 4.30 No Other Representations or Warranties. Except for the representations and warranties contained in this Article 4, the Company expressly disclaims any other representations or warranties of any kind or nature, express or implied, as to liabilities, operations of the facilities, the title, condition, value or quality of the Company. No exhibit to this Agreement, nor any other material or information provided by or communications made by the Company or any of its Affiliates, or by any advisor thereof, whether by use of a “data room,” or in any information memorandum or otherwise, or by any broker or investment banker, will cause or create any warranty, express or implied, as to the title, condition, value or quality of the Company.
ARTICLE 5
REPRESENTATIONS AND WARRANTIES OF PARENT
     Parent represents and warrants to the Company that:
   Section 5.01 Corporate Existence and Power. Each of Parent and Merger Subsidiary is (a) a corporation duly incorporated, validly existing and in good standing under the laws of its jurisdiction of incorporation and (b) has all corporate powers required to carry on its business as now conducted, except in the case of clause (b) as, individually, or in the aggregate, has not had and would not reasonably be expected to materially delay or impair the ability of Parent or Merger Subsidiary to consummate the transactions contemplated hereby on a timely basis. Since the date of its incorporation, Merger Subsidiary has not engaged in any activities other than in connection with or as contemplated by this Agreement.

   Section 5.02 Corporate Authorization. The execution, delivery and performance by Parent and Merger Subsidiary of this Agreement and the consummation by Parent and Merger Subsidiary of the transactions contemplated hereby are within the corporate powers of Parent and Merger Subsidiary and have been duly authorized by all necessary corporate action on the part of Parent and Merger Subsidiary. Assuming the due authorization, execution and delivery of this Agreement by the Company, this Agreement constitutes a valid and binding agreement of each of Parent and Merger Subsidiary enforceable against each of Parent and Merger Subsidiary in accordance with its terms (subject to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws affecting creditors’ rights generally and general principles of equity).
   Section 5.03 Governmental Authorization. The execution, delivery and performance by Parent and Merger Subsidiary of this Agreement and the consummation by Parent and Merger Subsidiary of the transactions contemplated hereby require no action by or in respect of, or filing with, any Governmental Authority, other than (a) the Required Governmental Authorizations, (b) compliance with any applicable requirements of the 1933 Act, the 1934 Act, and any other applicable U.S. state or federal securities laws, (c) compliance with any requirements of the Nasdaq Global Market, (d) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware as required by Delaware Law and (e) any actions or filings the absence of which will not, individually or in the aggregate, materially delay or impair the ability of Parent or Merger Subsidiary to consummate the transactions contemplated hereby on a timely basis.
   Section 5.04 Non-contravention. The execution, delivery and performance by Parent and Merger Subsidiary of this Agreement and the consummation by Parent and Merger Subsidiary of the transactions contemplated hereby do not and will not (i) contravene, conflict with, or result in any violation or breach of any provision of the articles of incorporation or bylaws of Parent or Merger Subsidiary, (ii) assuming compliance with the matters referred to in Section 5.03, contravene, conflict with or result in a violation or breach of any provision of any Applicable Law, (iii) assuming compliance with the matters referred to in Section 5.03, require any consent or other action by any Person under, constitute a default, or an event that, with or without notice or lapse of time or both, could become a default, under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which Parent or any of its Subsidiaries is entitled under any provision of any agreement or other instrument binding upon Parent or any of its Subsidiaries or any license, franchise, permit, certificate, approval or other similar authorization affecting, or relating in any way to, the assets or business of the Parent and its Subsidiaries or (iv) result in the creation or imposition of any Lien on any asset of the Parent or any of its Subsidiaries, except for such contraventions, conflicts and violations referred to in clause (ii) and for such failures to obtain any such consent or other action, defaults, terminations, cancellations, accelerations, changes, losses or Liens referred to in clauses (iii) and (iv) that will not, individually or in the aggregate, materially delay or impair the ability of Parent or Merger Subsidiary to consummate the transactions contemplated hereby on a timely basis.
   Section 5.05 Disclosure Documents. None of the information provided by Parent for inclusion in the Company Proxy Statement or any amendment or supplement thereto, at the time the Company Proxy Statement or any amendment or supplement thereto is first mailed to stockholders of the Company and at the time the stockholders vote on adoption of this

Agreement, will contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. Notwithstanding the foregoing, neither Parent nor Merger Subsidiary makes any representation or warranty with respect to statements made by the Company included or incorporated by reference in the Company Proxy Statement, which are based on information not provided by or on behalf of Parent or Merger Subsidiary for the inclusion in the Company Proxy Statement or any amendment to supplement thereto.
   Section 5.06 Financing.
     (a) Parent has delivered to the Company true and complete copies of the executed commitment letter from UBS Securities LLC, UBS Loan Finance LLC, Credit Suisse Securities (USA) LLC and Credit Suisse AG, Cayman Islands Branch (collectively, the “Lender”), including any schedules, exhibits and annexes thereto and excerpts of the engagement letter associated therewith (the “Engagement Letter”) that contain any conditions to funding or “flex” provisions, and a copy of the fee letter associated therewith (the “Fee Letter”) with only fee amounts and “flex” provisions redacted (the Fee Letter, together with such commitment letter and any schedules, exhibits and annexes thereto, collectively, the “Commitment Letter”), pursuant to which the lender parties thereto have agreed, subject to the terms and conditions thereof, to provide or cause to be provided the debt amounts set forth therein (the “Financing”) (which may include up to $200.0 million in bridge financing (the “Bridge Financing”) to be utilized in the event the placement of high yield securities in a comparable amount (the “High-Yield Financing”) is not consummated prior to or concurrently with the Closing). Parent represents and warrants that the Engagement Letter and the “flex” provisions of the Fee Letter do not permit the imposition of any new conditions (or the expansion of any existing conditions) or any reduction in the Financing that would result in net cash proceeds less than the amount that would be required to consummate the Merger. As of the date of this Agreement, the Commitment Letter has not been amended, restated or otherwise modified and neither Parent nor Merger Subsidiary has waived any provision thereof, and the commitments contained in the Commitment Letter have not been withdrawn, modified or rescinded. As of the date of this Agreement, the Commitment Letter is in full force and effect and constitutes the legal, valid and binding obligation of each of Parent or Merger Subsidiary and, to the knowledge of Parent, Lender (except to the extent that enforceability may be limited by the applicable bankruptcy, insolvency, moratorium, reorganization or similar Laws affecting the enforcement of creditors’ rights generally or by general principles of equity). There are no conditions precedent or contingencies related to the funding of the full amount (including pursuant to any “flex” provisions in connection therewith) of the Financing other than as expressly set forth in the Commitment Letter. There are no side letters or other agreements, Contracts or arrangements that would (i) affect the availability of the Financing, (ii) reduce the aggregate amount of the Financing, (iii) delay or prevent the Closing or (iv) modify the terms of the Financing in any manner materially adverse to Parent or Merger Subsidiary. As of the date of this Agreement, no event has occurred that (with or without notice or lapse of time, or both) would or would reasonably be expected to constitute a breach or default under the Commitment Letter by Parent or Merger Subsidiary or, to the knowledge of Parent, any other party thereto under the Commitment Letter. As of the date of this Agreement, neither Parent nor Merger Subsidiary has any reason to believe that any of the conditions to the Financing contemplated by the Commitment Letter will not be satisfied; provided that Parent and Merger Sub are not making any representation or warranty regarding the effect of any inaccuracy of the representations and warranties of the Company in this Agreement or the failure to of the Company to comply with any of its covenants in this Agreement. Parent or Merger Subsidiary has fully paid any and all commitment fees or other fees required by the terms of the Commitment Letter to be paid on or before the date of this Agreement. The aggregate proceeds contemplated by the Commitment Letter, together with other financial resources of Parent and Merger Subsidiary including cash, cash equivalents and marketable securities of Parent, Merger Subsidiary, the Company and the Company’s Subsidiaries on the Closing Date, will be sufficient for Parent and Merger Subsidiary to consummate the Merger upon the terms contemplated by this Agreement and to pay all related fees and expenses; provided that Parent and Merger Sub are not making any representation or warranty regarding the effect of any inaccuracy of the representations and warranties of the Company in this Agreement or the failure to of the Company to comply with any of its covenants in this Agreement.
     (b) Assuming (i) the accuracy of the representations and warranties of the Company set forth in Article 4 hereof (for such purposes, such representations and warranties shall be true and correct in all material respects and all knowledge, materiality or “Material Adverse Effect” qualifications or exceptions contained in such representations and warranties shall be disregarded) and (ii) any estimates, projections or forecasts of the Company and its Subsidiaries have been prepared in good faith based upon assumptions that were and continue to be reasonable, as of the Effective Time, after giving effect to the transactions contemplated by this Agreement, including the Financing, and the payment of the aggregate Merger Consideration, any other repayment or refinancing of existing indebtedness contemplated by this Agreement or the Commitment Letter, payment of all amounts required to be paid in connection with the consummation of the transactions contemplated hereby and payment of all related fees and expenses, Parent will be Solvent as of the Effective Time and immediately following the transactions contemplated hereby. For purposes of this Section 5.06, “Solvent“ with respect to the Parent means that, as of any date of determination, (i) the amount of all of the assets of Parent and its Subsidiaries, taken as a whole, at a fair valuation, exceeds, as of such date, the sum of the debts of Parent and its Subsidiaries; (ii) Parent will not have, as of such date, an unreasonably small amount of capital for the operation of the business in which it is engaged or proposed to be engaged following the Closing Date; and (iii) Parent will be able to pay its liabilities, including contingent and other liabilities, as they mature; provided that the terms set forth in this definition in each case shall be interpreted in accordance with the applicable federal Laws governing determinations of the insolvency of debtors.
   Section 5.07 Finders’ Fees. Except for UBS Securities LLC and Credit Suisse, whose fees will be paid by Parent, there is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of Parent who is entitled to any fee or commission from the Company or any of its Affiliates upon consummation of the transactions contemplated by this Agreement.
   Section 5.08 Litigation. As of the date of this Agreement, there is no Action pending or, to the knowledge of Parent, threatened, against Parent or any of its Subsidiaries before any Governmental Authority or arbitrator that will, individually or in the aggregate, materially delay or impair the ability of Parent or Merger Subsidiary to consummate the transactions contemplated hereby on a timely basis, nor is there any Order outstanding against, or, to the knowledge of Parent, investigation by any Governmental Authority or arbitrator involving, Parent or any of its Subsidiaries that will, individually or in the aggregate, materially delay or impair the ability of Parent or Merger Subsidiary to consummate the transactions contemplated hereby on a timely basis.
   Section 5.09 Investigation by Parent and Merger Subsidiary. In entering into this Agreement, each of Parent and Merger Subsidiary has relied upon its own investigation and analysis, and each of Parent and Merger Subsidiary acknowledges that, except for the representations and warranties of the Company expressly set forth in Article 4, none of the Company or its Subsidiaries nor any of their respective representatives makes any representation or warranty, either express or implied, including as to (a) the accuracy or completeness of any of the material, information or documents provided or made available to Parent or Merger Subsidiary or any of their representatives or (b) any projections, estimates or budgets for the Company or its Subsidiaries.
   Section 5.10 Ownership of Company Common Stock. For the three (3) years prior to the date hereof, neither Parent nor Merger Subsidiary has beneficially owned (within the meaning of Section 13 of the 1934 Act and the rules and regulations promulgated thereunder) or “owned” (as defined in Section 203 of Delaware Law) any Shares (other than pursuant to this Agreement) or has been an “interested stockholder” (as defined in Section 203 of Delaware Law), or is a party to any Contract, arrangement or understanding (other than this Agreement) for the purpose of acquiring, holding, voting or disposing of any Shares.
   Section 5.11 Employee Matters. As of the date of this Agreement, Parent has no intention to, during the period commencing at the Effective Date and ending on December 31, 2011, with respect to the employees of the Company and its Subsidiaries as of the Effective Time (the “Current Employees”) who remain employees of the Surviving Corporation or any of its Subsidiaries following the Effective Time, reduce the base salary, annual and quarterly bonus opportunities, welfare benefits and perquisites (excluding equity and equity based incentive compensation) provided by the Company and its Subsidiaries to the Current Employees immediately prior to the Effective Time, provided, however, that nothing herein shall limit Parent’s ability to operate the business of Parent or the Surviving Corporation as it deems necessary following the Closing.
ARTICLE 6
COVENANTS OF THE COMPANY
     The Company agrees that:
   Section 6.01 Conduct of the Company. From the date of this Agreement until the Effective Time, the Company shall, and shall cause each of its Subsidiaries to, conduct its business in all material respects in the ordinary course consistent with past practice and in compliance with all material Applicable Laws and all material governmental authorizations, and use its commercially reasonable efforts to preserve intact its present business organization, maintain in effect all Company Permits, keep available the services of its directors, officers and employees and maintain satisfactory relationships with its customers, lenders, suppliers and others having material business relationships with it. Without limiting the generality of the foregoing and to the fullest extent permitted by Applicable Law, from the date of this Agreement until the Effective Time, except as set forth in Section 6.01 of the Company Disclosure Schedule, or with Parent’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed) or to the extent permitted or required by another Section of this Agreement, the Company shall not, and shall not permit any of its Subsidiaries to:
     (a) amend its certificate or articles of incorporation, bylaws or other similar organizational documents (whether by merger, consolidation or otherwise) or the Company Rights Agreement;
     (b) (i) split, combine or reclassify any shares of its capital stock, (ii) declare, set aside or pay any dividend or make any other distribution (whether in cash, stock, property or any combination thereof) in respect of any shares of its capital stock or other securities (other than dividends or distributions by any of its wholly-owned Subsidiaries), or (iii) redeem, repurchase, cancel or otherwise acquire or offer to redeem, repurchase, or otherwise acquire, any of its securities or any securities of any of its Subsidiaries, other than the cancellation of Company Stock Options in connection with the exercise thereof;
     (c) (i) grant, issue, deliver or sell, or authorize the grant, issuance, delivery or sale of, any Company Securities or Company Subsidiary Securities, other than the issuance of any shares of the Company Stock upon the exercise of Company Stock Options that are outstanding on the date of this Agreement in accordance with the terms of those options on the date of this Agreement or (ii) amend any term of any Company Security or any Company Subsidiary Security (in each case, whether by merger, consolidation or otherwise);
     (d) directly or indirectly (i) acquire (including by merger, consolidation, or acquisition of stock or assets) all or substantially all of the equity interest or assets of any corporation, partnership, other business organization or any division thereof from any other Person, (ii) merge or consolidate with any other Person or (iii) adopt a plan of complete or partial liquidation, dissolution, recapitalization or restructuring;
     (e) sell, lease, license or otherwise dispose of any Subsidiary or any material amount of assets, securities or property having in the aggregate either a book value or fair market value in excess of $1,000,000, except (i) pursuant to existing Contracts, copies of which have been previously provided to Parent or (ii) sales of inventory in the ordinary course consistent with past practice;
     (f) create or incur any Lien on any material asset other than Permitted Liens;
     (g) make any loan, advance or investment either by purchase of stock or securities, contributions to capital, property transfers, or purchase of any property or assets of any Person other than (i) loans or advances to, or investments in, its wholly-owned Subsidiaries, (ii) advances to suppliers in the ordinary course of business consistent with past practice, in each case, that do not exceed the advance received by the Company from its customer under the order or Contract for which such supplier is providing supplies to the Company, or (iii) advances in an amount not in excess of $50,000;

     (h) (i) create, incur, assume, suffer to exist or otherwise be liable with respect to any indebtedness for borrowed money, any obligations under conditional or installment sale Contracts or other Contracts relating to purchased property, debt securities, options, warrants, calls or other rights to acquire any debt securities of the Company or its Subsidiaries, any “keepwell” or other agreement to maintain any financial statement condition of any other Person or any guarantees of any of the foregoing (collectively, “Indebtedness” ) other than (A) such Indebtedness pursuant to Contracts that exist on the date hereof, copies of which have been provided to Parent or (B) new Indebtedness of up to $50,000 in the aggregate or (ii) amend, modify or refinance any Indebtedness other than Indebtedness in an amount not to exceed $50,000 in the aggregate;
     (i) (i) enter into or offer or propose to enter into, amend or terminate any Contract (other than any Contract with any customer or supplier of the Company or its Subsidiaries entered into in the ordinary course of business consistent with past practice) that provides for payments to or from the Company or any of its Subsidiaries in excess of $500,000 over any twelve month period or (ii) or waive any material right under any such Contract;
     (j) terminate, suspend, abrogate, amend or modify in any material respect any material Company Permit;
     (k) except as required by this Agreement, Applicable Laws or existing Employee Plans or Contracts, (i) grant, increase or accelerate any severance, termination pay or benefits to (or amend any existing arrangement providing for such severance, termination pay or benefits with) any of their respective directors, officers or employees, (ii) enter into any employment, deferred compensation or other similar agreement (or any amendment to any such existing agreement) with any of their respective existing directors, officers or employees, (iii) establish, adopt or amend (except as required by Applicable Law) any collective bargaining, bonus, profit-sharing, thrift, pension, retirement, deferred compensation, severance, compensation, stock option, restricted stock or other benefit plan or arrangement covering any of their respective directors, officers or employees or (iv) increase or accelerate the compensation, bonus or other benefits payable to any of their respective directors, executives, employees or independent contractors, except, in the case of employees who are not officers, increases that are not material and that are made in the ordinary course of business consistent with past practice;
     (l) make any material change in any method of accounting or accounting principles or practice, except for any such change required by reason of a concurrent change in GAAP or Regulation S-X under the 1934 Act, as approved by its independent public accountants;
     (m) settle or compromise any material liability for Taxes, amend any material Tax Return, make or revoke any material Tax election, adopt or change any material method of accounting for Tax purposes, surrender any right to a claim for refund of material Taxes, or change any material Tax reporting method policy or procedure;
     (n) commence any Action or settle, or offer or propose to settle, any Action or other claim involving or against the Company or any of its Subsidiaries involving a payment by or to the Company or its Subsidiaries in excess of $100,000 or that would impose any equitable relief on, or the admission of wrongdoing by, the Company;

     (o) fail to use reasonable efforts to maintain existing material insurance policies or comparable replacement policies to the extent available for a similar reasonable cost;
     (p) assign, sell, otherwise transfer or grant any license or other rights with respect to any Company Owned Intellectual Property or fail to prosecute and maintain all patents, registrations and applications included in the Company Owned Intellectual Property, including by paying any related fees when due;
     (q) (i) pay, discharge, settle or satisfy any claims, liabilities or obligations (whether absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction in the ordinary course of business consistent with past practice or as required by their terms as in effect on the date of this Agreement of claims, liabilities or obligations reflected or reserved against in the most recent audited financial statements (or the notes thereto) of the Company included in the Company SEC Documents (for amounts not in excess of such reserves) or incurred since the date of such financial statements in the ordinary course of business consistent with past practice, (ii) cancel any material Indebtedness or (iii) waive, release, grant or transfer any right of material value;
     (r) renew or enter into any non-compete, exclusivity, non-solicitation or similar agreement that would restrict or limit, in any material respect, the operations of the Company or any of its Subsidiaries other than as permitted in Section 6.02(b);
     (s) enter into any material new line of business outside of its existing business;
     (t) enter into any new lease or amend the terms of any existing lease with respect to the Leased Real Property;
     (u) intentionally take any action (or intentionally omit to take any action) that would, to the knowledge of the Company at the time the action is taken, result in any of the conditions set forth in Article 9 not to be satisfied;
     (v) intentionally take any action (or intentionally omit to take any action) that would, to the knowledge of the Company at the time the action is taken, materially and adversely affect Parent’s and Merger Subsidiary’s ability to consummate the Financing;
     (w) purchase, lease or license or make any commitment to purchase, lease or license, any real property or personal property (including any software) or incur or commit to incur any capital expenditure or authorization or commitment with respect thereto, in each case, at a cost in excess of $300,000 for any individual item or $3,000,000 in the aggregate; or
     (x) agree, resolve or commit to do any of the foregoing.
   Section 6.02 No Solicitation; Other Offers.
     (a) Subject to Section 6.02(b), the Company shall not, and shall cause the Company’s Subsidiaries not to, and shall not knowingly permit or authorize its and their officers, directors, employees, investment bankers, attorneys, accountants, consultants and other authorized agents, advisors or representatives (collectively, “Representatives”) to, directly or indirectly, (i) solicit, initiate or take any action to facilitate or encourage the submission of any Acquisition Proposal, (ii) enter into or participate in any discussions or negotiations with, furnish any information relating to the Company or any of its Subsidiaries or afford access to the business, properties, assets, books or records of the Company or any of its Subsidiaries to, any Third Party that is seeking to make, or has made, an Acquisition Proposal, (iii) withdraw or modify in a manner adverse to Parent or the Merger, or publicly propose to withdraw or modify in a manner adverse to Parent or the Merger, the Company Board Recommendation, or recommend, endorse, adopt or approve or publicly propose to recommend, endorse, adopt or approve an Acquisition Proposal (any of the foregoing in this clause (iii), an “Adverse Recommendation Change”), (iv) grant any waiver or release under any standstill or similar agreement with respect to any voting securities of the Company or any of its Subsidiaries, or (v) enter into any agreement in principle, letter of intent, term sheet, merger agreement, acquisition agreement, or other similar instrument constituting or relating to an Acquisition Proposal (an “Alternative Acquisition Agreement”) or (vi) resolve or agree to do any of the foregoing. The Company shall, and shall cause its Subsidiaries to, and shall instruct their respective Representatives to, (A) cease immediately and terminate any and all existing activities, discussions or negotiations, if any, with any Third Party conducted prior to the date of this Agreement with respect to any Acquisition Proposal, (B) instruct any such Third Party (or its agents or advisors) in possession of confidential information about the Company that was furnished by or on behalf of the Company to return or destroy all such information and (C) subject to Section 6.02(b), not terminate, waive, amend, release or modify any provision of any confidentiality or standstill agreement to which it or any of its Affiliates or Representatives is a party with respect to any Acquisition Proposal, and enforce the provisions of any such agreement.
     (b) Notwithstanding the foregoing, at any time prior to the adoption of this Agreement by Company’s stockholders, the Board of Directors of the Company, directly or indirectly through advisors, agents or other intermediaries, may, subject to compliance with Section 6.02(c), (i) engage in negotiations or discussions (including, as a part thereof, making any counterproposal or counter offer to) with any Third Party that, subject to the Company’s compliance with Section 6.02(a), has made after the date of this Agreement a Superior Proposal or a bona fide unsolicited written Acquisition Proposal that the Board of Directors of the Company believes in good faith (after consultation with a financial advisor of nationally recognized reputation and outside legal counsel) is reasonably likely to lead to a Superior Proposal, (ii) thereafter furnish to any Third Party that, subject to the Company’s compliance with Section 6.02(a), has made after the date of this Agreement a Superior Proposal, nonpublic information relating to the Company or any of its Subsidiaries pursuant to a confidentiality agreement with terms no less favorable to the Company than those contained in the Confidentiality Agreement; provided that all such information (to the extent that such information has not been previously provided or made available to Parent) is provided or made available to Parent, as the case may be, prior to or substantially concurrently with the time it is provided or made available to such Third Party), (iii) terminate, waive, amend, release or modify any provision of any confidentiality or standstill agreement to which it or any of its Affiliates or Representatives is a party with respect to any Superior Proposal; and (iv) make an Adverse Recommendation Change, but in each case referred to in the foregoing clauses (i) through (iv) only if the Board of Directors of the Company determines in good faith, after consultation with outside legal counsel to the Company, that failure to take such action would likely result in a breach of its fiduciary duties under Applicable Law, taking into account all adjustments to the terms of this Agreement that may be offered by Parent pursuant to Section 6.02(c). Nothing contained herein shall prevent the Board of Directors of the Company from complying with requirements Rule 14e-2(a) under the 1934 Act or complying with the requirements of Rule 14d-9 under the 1934 Act with regard to an Acquisition Proposal, so long as any action taken or statement made to so comply is consistent with this Section 6.02(b) provided, however, that in no event shall this sentence affect the obligations of the Company otherwise specified in Sections 6.02(a), (b) and (c). For the avoidance of doubt, a “stop, look and listen” or similar communication of the type contemplated by Rule 14d 9(f) under the 1934 Act, an express rejection of any applicable Acquisition Proposal or an express reaffirmation of the Company’s recommendation to the stockholders of the Company in favor of the Merger shall not be deemed to be an Adverse Recommendation Change (including for purposes of Section 10.01(c)(i)).
     (c) The Board of Directors of the Company shall not take any of the actions referred to in clauses (i) through (iv) of Section 6.02(b) unless (i) the Company shall have delivered to Parent at least three (3) Business Days prior written notice advising Parent that it intends to take such action and specifying the reasons therefor (it being understood and agreed that any amendment to the financial terms or any other material term of such Superior Proposal shall require a new written notice by the Company and a new two Business Day period), (ii) prior to the expiration of such three Business Day period (or two Business Day period, as applicable), Parent does not make a proposal to adjust the terms and conditions of this Agreement that the Board of Directors of the Company determines in good faith (after consultation with outside counsel and its financial advisor) to be at least as favorable as the Superior Proposal after giving effect to, among other things, the payment of the Company Termination Fee set forth in Section 11.04(b), such that the Board of Directors of the Company determines that the failure to take such action is no longer likely to result in a breach of its fiduciary duties to the stockholders of the Company under Applicable Law, and (iii) the Company shall continue to advise Parent after delivery of such notice of the status and material terms of any discussions and negotiations with the Third Party. During the three Business Day period (or two Business Day period, as applicable) prior to its effecting an Adverse Recommendation Change or terminating this Agreement pursuant to Section 10.01(d)(i), the Company shall, and shall cause its financial and legal advisors to, negotiate with Parent in good faith (to the extent Parent seeks to negotiate) regarding any revisions to the terms of the transactions contemplated by this Agreement proposed by Parent. In addition, the Company shall notify Parent promptly (but in no event later than 24 hours) after receipt by the Company (or any of its Representatives) of any Acquisition Proposal, any inquiry that would be reasonably expected to lead to an Acquisition Proposal or of any request for information relating to the Company or any of its Subsidiaries or for access to the business, properties, assets, books or records of the Company or any of its Subsidiaries by any Third Party that to the knowledge of the Company may be considering making, or has made, an Acquisition Proposal, which notice shall be provided in writing and shall identify the material terms and conditions of, any such Acquisition Proposal, inquiry or request (including any material changes thereto and the identity of the Person making such Acquisition Proposal) and shall be accompanied by a copy of any written Acquisition Proposal and a copy of the relevant Alternative Acquisition Agreement, if applicable, and any other relevant transaction documents with respect to such Acquisition Proposal. The Company shall keep Parent informed (in writing) in all material respects on a timely basis of the status and details (including, within 24 hours after the occurrence of any amendment, modification, development, discussion or negotiation) of any such Acquisition Proposal, request or inquiry, including furnishing copies of any additional written inquiries, correspondence and draft documentation.
     “Superior Proposal” means any unsolicited bona fide written Acquisition Proposal for at least 66.67% of the outstanding shares of Company Common Stock or all or substantially all of the assets of the Company and its Subsidiaries on terms that the Board of Directors of the Company determines in good faith, after consultation with a financial advisor of nationally recognized reputation and outside legal counsel and taking into account all the terms and conditions of the Acquisition Proposal would result in a transaction (i) that if consummated, is more favorable to Company’s stockholders from a financial point of view than the Merger or, if applicable, any binding proposal by Parent capable of being accepted by the Company to amend the terms of this Agreement taking into account all the terms and conditions of such proposal and this Agreement (including the expected timing and likelihood of consummation, taking into account any governmental and other approval requirements, and including any break-up fees and expense reimbursement provisions), (ii) that is reasonably likely to be completed on the terms proposed, taking into account the identity of the person making the proposal, any approval requirements and all other financial, legal and other aspects of such proposal and (iii) for which financing, if a cash transaction (whether in whole or in part), is then fully committed or reasonably determined to be available by the Board of Directors of the Company.
     (d) The Company agrees that any violation of the restrictions set forth in this Section 6.02 by any Representative of the Company or any of its Subsidiaries, whether or not such Person is purporting to act on behalf of the Company or any of its Subsidiaries or otherwise, shall be deemed to be a breach of this Agreement by the Company. The materiality of any such breach shall be determined under Applicable Law based on the facts and circumstances of any such breach.
     (e) The Company shall not, and shall cause its Subsidiaries not to, enter into any confidentiality agreement with any Person subsequent to the date of this Agreement that would restrict the Company’s ability to comply with any of the terms of this Section 6.02, and represents that neither it nor any of its Subsidiaries is a party to any such agreement.
     (f) The Company shall not take any action to (i) exempt any Person (other than Parent, Merger Subsidiary and their respective Affiliates) from the restrictions on “business combinations” contained in Section 203 of the Delaware (or any similar provision of any other Applicable Law) or otherwise cause such restrictions not to apply or (ii) amend or waive the Company Rights Agreement, redeem the Company Rights or exempt any Person (other than Parent, Merger Subsidiary and their respective Affiliates) from the Company Rights Agreement, or agree to do any of the foregoing, in each case unless such actions are taken substantially concurrently with a termination of this Agreement pursuant to Section 10.01(d)(i).
   Section 6.03 Access to Information; Confidentiality.
     (a) From the date of this Agreement until the Effective Time and subject to Applicable Law, the Company shall, and shall cause its Subsidiaries to, upon reasonable notice and request, (i) give to Parent, its counsel, financial advisors, auditors, Financing Sources and other authorized representatives reasonable access during normal business hours to its offices, properties, books and records, including, but not limited to, for purposes of continuing their due diligence of the Company and without limitation for matters relating to export controls and government contracts, (ii) furnish to Parent and its counsel such financial and operating data and other information as such Persons may reasonably request and a copy of each report, schedule, registration statement and other document filed or received by it during such period pursuant to the requirements of federal or state securities laws and (iii) instruct its employees, counsel, financial advisors, auditors and other authorized representatives to cooperate with Parent in its investigation. Any investigation pursuant to this Section shall be conducted in such manner as not to interfere unreasonably with the conduct of the business of the Company and its Subsidiaries. Nothing contained in this Section shall, prior to the Effective Time, require the Company to take any action that would, in the good faith judgment of the Company, constitute a waiver of the attorney-client or similar privilege or trade secret protection held by the Company or any of its Subsidiaries or violate confidentiality obligations owing to third parties; provided, however, that the Company shall make a good faith effort to accommodate any request from Parent for access or information pursuant to this Section in a manner that does not result in such a waiver or violation. All information furnished pursuant to this Section shall be subject to the confidentiality agreement, dated as of November 22, 2010, between Parent and the Company (the “Confidentiality Agreement”).
     (b) The Company shall deliver to Parent monthly consolidated and consolidating financial statements of the Company and its Subsidiaries within 15 calendar days of the end of each fiscal month.
   Section 6.04 Stockholder Action. From the date of this Agreement until the Effective Time, the Company shall not settle or offer to settle any stockholder Action against the Company and/or its directors or executive officers relating to this Agreement and the transactions contemplated hereunder, without Parent’s prior written consent (such consent not to be unreasonably withheld, delayed or conditioned), and the Company shall use its reasonable best efforts to keep Parent informed with respect to status of, and any material developments in, any such Action.
   Section 6.05 FIRPTA Certificate. On or prior to the Closing Date, the Company shall use commercially reasonable efforts to provide to Parent an affidavit satisfying the requirements of Treasury Regulation Section 1.1445-2(c)(3) in form and substance reasonably satisfactory to Parent; it being understood that notwithstanding anything to the contrary contained herein, if the Company fails to provide Parent with such certification, the Parent, the Surviving Corporation, or the Paying Agent shall be entitled to withhold the requisite amount from consideration otherwise payable pursuant to this Agreement in accordance with Section 1445 of the Code and the applicable Treasury Regulations and Section 2.07 hereof and that any amount so withheld shall be treated for all purposes of this Agreement as having been paid to the holder of the shares of Company Common Stock in respect of which the Paying Agent, Parent or the Surviving Corporation, as the case may be, made such deduction and withholding.

ARTICLE 7
COVENANTS OF PARENT
   Section 7.01 Conduct of Parent. From the date of this Agreement until the Effective Time, except with the Company’s prior written consent, Parent shall not take any action that would make any representation or warranty of the Parent hereunder inaccurate in any material respect at, or as of any time before, the Effective Time or would materially delay the Closing. From the date of this Agreement until the Effective Time, Parent shall not, and shall cause Merger Subsidiary not to (i) intentionally take any action (or intentionally omit to take any action) that would, to the knowledge of the Parent at the time the action is taken, result in any of the conditions set forth in Article 9 not to be satisfied; or (ii) intentionally take any action (or omit to take any action) that would, to the knowledge of Parent at the time the action is taken, materially and adversely affect Parent’s and Merger Subsidiary’s ability to consummate the Financing.
   Section 7.02 Obligations of Merger Subsidiary. Parent shall take all action necessary to cause Merger Subsidiary to perform its obligations under this Agreement and to consummate the Merger on the terms and conditions set forth in this Agreement.
   Section 7.03 Voting Shares. Parent shall vote (or cause to be voted) all shares of Company Common Stock beneficially owned by it or any of its Subsidiaries in favor of adoption of this Agreement at the Company Stockholder Meeting.
   Section 7.04 Director and Officer Liability. Parent shall cause the Surviving Corporation, and the Surviving Corporation hereby agrees, to do the following:
     (a) For six years after the Effective Time, Parent shall cause the Surviving Corporation to indemnify and hold harmless each current and former officer, director, trustee, member and fiduciary of the Company and its Affiliates (each, together with such person’s heirs, executors or administrators, an “Indemnified Person”) against any costs or expenses (including advancing attorneys’ fees and expenses in advance of the final disposition of any claim, suit, proceeding or investigation to each Indemnified Person to the fullest extent permitted by Applicable Law; provided, however, that such advance shall be conditioned upon the Surviving Company’s receipt of an undertaking by or on behalf of the Indemnified Person to repay such amount if it shall be ultimately determined by final judgment of a court of competent jurisdiction that the Indemnified Person is not entitled to be indemnified pursuant to this Section 7.04(a)), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any actual or threatened claim, action, suit, arbitration, proceeding or investigation in respect of or arising out of acts or omissions occurring or alleged to have occurred at or prior to the Effective Time to the fullest extent permitted by Delaware Law or any other Applicable Law or provided under the Company’s articles of incorporation and bylaws in effect on the date hereof; provided that such indemnification shall be subject to any limitation imposed from time to time under Applicable Law. In the event of any such action, Parent and the Surviving Corporation shall cooperate with the Indemnified Person in the defense of any such action.

     (b) Parent shall cause the Surviving Corporation to continue in full force and effect for a period of six years from the Effective Time the provisions in existence in the Company’s and its Subsidiaries’ Organizational Documents in effect on the date of this Agreement regarding elimination of liability of directors, indemnification and exculpation of officers, directors and employees and advancement of expenses.
     (c) For six years after the Effective Time, Parent shall cause the Surviving Corporation to provide officers’ and directors’ liability and similar insurance (collectively, “D&O Insurance”) in respect of acts or omissions occurring prior to the Effective Time covering each Indemnified Person covered as of the date of this Agreement by the Company’s D&O Insurance policies on terms with respect to coverage and amount no less favorable than those of such policy in effect on the date of this Agreement (or a six-year prepaid “tail policy” on terms and conditions reasonably acceptable to Parent providing coverage benefits and terms no less favorable to the Indemnified Persons than the Company’s current such policy; for the avoidance of doubt, the Company may purchase such “tail policy” at its option prior to the Effective Time, and, in such case Parent shall cause such policy to be in full force and effect for its full term, and cause all obligations thereunder to be honored by the Surviving Corporation); provided that, in satisfying its obligation under this Section 7.04(c), the Surviving Corporation shall not be obligated to pay annual premiums in the aggregate in excess of $250,000 and provided further that, if the aggregate annual premiums of such insurance coverage exceed such amount, the Surviving Corporation shall be obligated to obtain a policy with the greatest coverage available, with respect to matters occurring prior to the Effective Time, for a cost not exceeding such amount.
     (d) If Parent, the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or the Surviving Corporation or entity of such consolidation or merger, or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, to the extent necessary, proper provision shall be made so that the successors and assigns of Parent or the Surviving Corporation, as the case may be, shall assume the obligations set forth in this Section 7.04.
     (e) The rights of each Indemnified Person under this Section 7.04 shall be in addition to any rights such Person may have under the Organizational Documents of the Company or any of its Subsidiaries, or under Delaware Law or any other Applicable Law or under any agreement of any Indemnified Person with the Company or any of its Subsidiaries. These rights shall survive consummation of the Merger and are intended to benefit, and shall be enforceable by, each Indemnified Person.
   Section 7.05 Employee Matters.
     (a) Subject to Section 2.05, Parent shall make payments in such amounts and to such Company employees as set forth on Section 7.05(a) of the Company Disclosure Schedule pursuant to the Company’s 2004 LTIP at the time such payments would be paid under such plan in accordance with its terms. Parent shall make payments to Company employees eligible to participate in the Company’s 2011 annual incentive plan as of the date of this Agreement at the ordinary time such payments would otherwise be paid under such plan in accordance with its terms, provided that all such payments shall be based on the amounts accrued as expense relating to such bonus plan on the Company’s financial statements, but in no event shall such amount exceed $3,900,000.
     (b) With respect to any employee benefit plan maintained by Parent or its Affiliates in which any Current Employee first becomes eligible to participate, on or after the Effective Time (the “Parent Plans”), Parent shall use commercially reasonable efforts to (i) during the period commencing on the Effective Date and ending on December 31, 2011 waive all pre-existing conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to such Current Employee under any health and welfare Parent Plans in which such Current Employee may be eligible to participate after the Effective Time; and (ii) credit Current Employees with service for time worked for the Company or its Subsidiaries prior to the Effective Time for purposes of eligibility to participate in and vesting credit under (but not for the purposes of benefit accrual under) any such Parent Plan to the extent permitted under the terms of such Parent Plan, provided, however, that in no event shall any credit be given to the extent it would result in the duplication of benefits for the same period of service.
ARTICLE 8
COVENANTS OF PARENT AND THE COMPANY
   Section 8.01 Stockholder Meeting; Proxy Material. As promptly as practicable after the date of this Agreement (and in any event within 15 Business Days after the date hereof), the Company shall file the Company Proxy Statement with the SEC in preliminary form as required by the 1934 Act, and shall use all reasonable efforts to have the Company Proxy Statement cleared by the SEC. The Company shall obtain and furnish the information required to be included in the Proxy Statement, shall provide Parent and Merger Subsidiary with any comments that may be received from the SEC or its staff with respect thereto, shall respond promptly to any such comments made by the SEC or its staff with respect to the Company Proxy Statement, and shall cause the Company Proxy Statement in definitive form to be mailed to the Company’s stockholders at the earliest practicable date. If at any time prior to obtaining the Company Stockholder Approval, any information relating to the Merger, the Company, Parent, Merger Subsidiary or any of their respective Affiliates, directors or officers should be discovered by the Company or Parent that should be set forth in an amendment or supplement to the Company Proxy Statement so that such document would not contain any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party that discovers such information shall promptly notify the other parties hereto and the Company shall promptly file with the SEC an appropriate amendment or supplement describing such information and, to the extent required by Applicable Law, disseminate such amendment or supplement to the stockholders of the Company. Notwithstanding the foregoing, prior to filing or mailing the Company Proxy Statement (or any amendment or supplement thereto) or responding to any comments of the SEC with respect thereto, the Company shall give Parent, Merger Subsidiary and their counsel a reasonable opportunity to review and comment on such document or response and shall give due consideration to all reasonable additions, deletions or changes suggested thereto by Parent, Merger Subsidiary and their counsel. The Company shall establish a record date and cause a meeting of its stockholders (the “Company Stockholder Meeting”) to be duly called and held as promptly as reasonably practicable after the Company Proxy Statement is cleared by the SEC for mailing to the Company’s stockholders for the purpose of voting on the approval and adoption of this Agreement and the Merger. Except in the case of an Adverse Recommendation Change specifically permitted by Section 6.02(b), the Board of Directors of the Company shall (i) recommend approval and adoption of this Agreement and the Merger by the Company’s stockholders, (ii) include such recommendation in the Company Proxy Statement and (iii) publicly reaffirm such recommendation to its stockholders at least two (2) Business Days prior to the Company Stockholder Meeting after a request to do so by Parent or Merger Subsidiary; provided, however, if the Company receives an Acquisition Proposal and Parent requests that the Company reaffirm its recommendation less than seven (7) Business Days prior to the Company Stockholder Meeting, the Company shall have the right to postpone the Company Stockholder Meeting to the seventh (7th) Business Day from the date of Parent’s request to reaffirm its recommendation. An Adverse Recommendation Change made in compliance with Section 6.02(b) will not constitute a breach by the Company of this Agreement. In connection with such meeting, the Company shall (i) use its commercially reasonable efforts to obtain the Company Stockholder Approval and (ii) otherwise comply in all material respects with all legal requirements applicable to such meeting.
   Section 8.02 Reasonable Best Efforts.
     (a) Subject to the terms and conditions of this Agreement, the Company and Parent shall use their reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under Applicable Law to consummate in the most expeditious manner possible the transactions contemplated by this Agreement, including (i) preparing and filing as promptly as practicable with any Governmental Authority or other third party all documentation to effect all necessary filings, notices, petitions, statements, registrations, submissions of information, applications and other documents, (ii) taking all appropriate actions, and doing, or causing to be done, all things necessary, proper or advisable under Applicable Laws to consummate and make effective the transactions contemplated by this Agreement, including using its reasonable best efforts to obtain and maintain all approvals, consents, registrations, permits, licenses, certificates, variances, exemptions, orders, franchises, authorizations and other confirmations of all Governmental Authorities or other third parties that are necessary, proper or advisable to consummate the transactions contemplated by this Agreement and to fulfill the conditions to the transactions contemplated by this Agreement, (iii) defending any actions, suits, claims, investigations or proceedings threatened or commenced by any Governmental Authority or arbitrator relating to the transactions contemplated by this Agreement, including seeking to have any stay, temporary restraining order or preliminary injunction entered by any Governmental Authority or arbitrator vacated or reversed, and (iv) cooperating to the extent reasonable with the other parties hereto in their efforts to comply with their obligations under this Agreement.
     (b) In furtherance and not in limitation of the foregoing, each of Parent and the Company shall make an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the transactions contemplated hereby and all other filings required (1) under any applicable non-US antitrust or competition laws (together with the HSR Filings, the “Antitrust Filings”) and (2) under any other applicable competition, merger control, antitrust or similar law that the Company and Parent deem advisable or appropriate with respect to the transactions contemplated hereby as promptly as practicable and in any event within fifteen (15)

Business Days of the date of this Agreement and to supply as promptly as practicable any additional information and documentary material that may be requested pursuant to the HSR Act and to use their reasonable best efforts to take all other actions necessary to cause the expiration or termination of the applicable waiting periods under the HSR Act as soon as practicable. In addition, Parent shall use its commercially reasonable efforts to take or cause to be taken all actions necessary, proper or advisable to obtain any consent, waiver, approval or authorizations relating to the HSR Act or similar non-US laws that are required for the consummation of the transactions contemplated by this Agreement, which efforts shall include, without limitation, the proffer by Parent of its willingness to accept an order providing for the divestiture by Parent of such of its assets and businesses as are necessary to fully consummate the transactions contemplated by this Agreement, and an offer to hold separate such assets and businesses pending such divestiture. In the event that the FTC or the DOJ or any other Governmental Authority or arbitrator requires the divestiture or the holding separate by Parent of any assets, no adjustment shall be made to the Merger Consideration and Parent shall be required to hold such assets separate, or to divest them, as the case may be, following the Closing.
   Section 8.03 Certain Filings.
     (a) The Company and Parent shall cooperate with one another (i) in connection with the preparation of the Company Proxy Statement, (ii) in determining whether any action by or in respect of, or filing with, any Governmental Authority is required, or any actions, consents, approvals or waivers are required to be obtained from parties to any material Contracts, in connection with the consummation of the transactions contemplated by this Agreement and (iii) in taking such actions or making any such filings, furnishing information required in connection therewith or with the Company Proxy Statement and seeking timely to obtain any such actions, consents, approvals or waivers.
     (b) Each of Parent and the Company shall promptly notify the other party of any communication it receives from any Governmental Authority or arbitrator relating to the matters that are the subject of this Agreement and permit the other party to review in advance any proposed communication by such party to any Governmental Authority or arbitrator and shall provide each other with copies of all correspondence, filings or communications between them or any of their representatives and any Governmental Authority or arbitrator. Neither Parent nor the Company shall agree to participate in any meeting with any Governmental Authority or arbitrator in respect of any such filings, investigation or other inquiry unless it consults with the other party in advance and, to the extent permitted by such Governmental Authority or arbitrator, gives the other party the opportunity to attend and participate at such meeting.
   Section 8.04 Public Announcements. Except with respect to the announcement of any Adverse Recommendation Change (or proposed Adverse Recommendation Change), Parent and the Company shall consult with each other before issuing any press release, making any other public statement or scheduling any press conference or conference call with investors or analysts with respect to this Agreement or the transactions contemplated hereby and, except as may be required by Applicable Law or any listing agreement with or rule of any national securities exchange or association, shall not issue any such press release, make any such other public statement or schedule any such press conference or conference call before such consultation.

   Section 8.05 Stock Exchange De-listing. Prior to the Closing Date, the Company shall cooperate with Parent and use its commercially reasonable efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under Applicable Laws and rules and policies of AMEX to enable the de-listing by the Surviving Corporation of the Company Common Stock from AMEX and the deregistration of the Company Common Stock under the 1934 Act as promptly as practicable after the Effective Time, and in any event no more than ten days after the Closing Date.
   Section 8.06 Further Assurances. At and after the Effective Time, the officers and directors of the Surviving Corporation shall be authorized to execute and deliver, in the name and on behalf of the Company or Merger Subsidiary, any deeds, bills of sale, assignments or assurances and to take and do, in the name and on behalf of the Company or Merger Subsidiary, any other actions and things to vest, perfect or confirm of record or otherwise in the Surviving Corporation any and all right, title and interest in, to and under any of the rights, properties or assets of the Company acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger.
   Section 8.07 Notice of Certain Events. Each of the Company and Parent shall promptly notify the other of:
     (a) any notice or other communication from any Governmental Authority or arbitrator in connection with the transactions contemplated by this Agreement;
     (b) any inaccuracy of any representation or warranty contained in this Agreement at any time during the term of this Agreement that could reasonably be expected to give rise to a risk of termination set forth in Section 10.01(c)(ii) or Section 10.01(d)(ii), as the case may be; and
     (c) any failure of that party to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder that could reasonably be expected to give rise to a right of termination set forth in Section 10.01(c)(ii) or Section 10.01(d)(ii), as the case may be;
provided, however, that the delivery of any notice pursuant to this Section 8.07 shall not limit or otherwise affect the remedies available hereunder to the party receiving that notice.
   Section 8.08 Rule 16b-3. The Company shall, and shall be permitted to, take all actions as may be reasonably requested by any party hereto to cause any dispositions of equity securities of the Company by each individual who is a director or officer of the Company, and who would otherwise be subject to Rule 16b-3 under the 1934 Act, to be exempt under Rule 16b-3 under the 1934 Act.
   Section 8.09 Financing.
     (a) Parent and Merger Subsidiary shall use their reasonable best efforts to arrange the Financing on the terms and conditions described in the Commitment Letter or on other terms that would not adversely impact the ability of Parent or Merger Subsidiary to consummate the transactions contemplated hereby, including using reasonable best efforts (taking into account the anticipated timing of the Marketing Period) to (i) negotiate and enter into definitive agreements with respect thereto on the terms and conditions contained therein (including any “market flex” provisions) or on other terms reasonably acceptable to Parent and not in violation of this Section 8.09, (ii) satisfy on a timely basis all conditions and covenants applicable to Parent in the Commitment Letter that are within its control and otherwise comply with its obligations thereunder, (iii) maintain in effect the Commitment Letter until the transactions contemplated by this Agreement are consummated, (iv) enforce its rights under the Commitment Letter, and (v) subject to the terms and conditions contemplated by the Commitment Letter, consummate the Financing at the Closing. Parent shall have the right from time to time to amend, replace, supplement or otherwise modify, or waive any of its rights under, the Commitment Letter, and/or substitute other debt financing for all or any portion of the Financing from the same and/or alternative Financing Sources, including without limitation to add lenders, lead arrangers, bookrunners, syndication agents or similar entities who had not executed the Financing Commitment as of the date of this Agreement; provided, that any such amendment, replacement, supplement or other modification to or waiver of any provision of the Commitment Letter that amends the Financing and/or substitution of all or any portion of the Financing shall not (i) impose any additional conditions precedent or expand upon the conditions precedent to the Financing as set forth in the Commitment Letter, (ii) adversely impact the ability of Parent or Merger Subsidiary to enforce its rights against the other parties to the Commitment Letter or (iii) prevent or impede or delay the consummation of the Merger and the other transactions contemplated by this Agreement. Parent shall be permitted to reduce the amount of Financing under the Commitment Letter in its reasonable discretion; provided, that Parent shall not reduce the Financing to an amount committed below the amount that is required, together with other financial resources of Parent and Merger Subsidiary including cash, cash equivalents and marketable securities of Parent, Merger Subsidiary, the Company and the Company’s Subsidiaries on the Closing Date, to consummate the Merger on the terms contemplated by this Agreement; and provided further, that such reduction shall not (i) impose any additional conditions precedent or expand upon the conditions precedent to the Financing as set forth in the Commitment Letter, (ii) adversely impact the ability of Parent or Merger Subsidiary to enforce its rights against the other parties to the Commitment Letter or (iii) prevent or impede or delay the consummation of the Merger and the other transactions contemplated by this Agreement. For the avoidance of doubt, the syndication of the Financing to the extent permitted by the Commitment Letter shall not be deemed to violate Parent’s obligations under this Agreement. Without limiting the generality of the foregoing, Parent and Merger Sub shall give the Company prompt notice: (A) of any material breach or material default (or any event or circumstance that, with or without notice, lapse of time or both, would reasonably be expected to give rise to any material breach or material default) by any party to any Commitment Letter or definitive document related to the Financing of which Parent or its Affiliates becomes aware; (B) of the receipt of any written notice or other written communication from any Person with respect to any: (x) actual or potential material breach, material default, termination or repudiation by any party to any Commitment Letter or any definitive document related to the Financing or any provisions of the Commitment Letter or any definitive document related to the Financing or (y) material dispute or disagreement between or among any parties to any Commitment Letter or any definitive document related to the Financing (but excluding, for the avoidance of doubt, any ordinary course negotiations with respect to the terms of the Financing or any definitive agreement with respect thereto); and (C) if for any reason Parent or Merger Sub believes in good faith that it will not be able to obtain all or any portion of the Financing on the terms, in the manner or from the sources contemplated by the Commitment Letter or the definitive documents related to the Financing; provided, that in no event will Parent or Merger Subsidiary be under any obligation to disclose any information that is reasonably believed to be subject to attorney-client or similar privilege or that is requested for purposes of litigation. As soon as reasonably practicable, but in any event within three (3) Business Days after the date the Company delivers Parent or Merger Sub a written request, Parent and Merger Subsidiary shall provide any information reasonably requested by the Company relating to any circumstance referred to in clause (A), (B) or (C) of the immediately preceding sentence, and subject to the proviso of the immediately preceding sentence. In the event any portion of the Financing becomes unavailable on the terms and conditions contemplated in the Commitment Letter (including any “market flex” provisions), Parent shall use its reasonable best efforts to arrange to obtain alternative financing from alternative sources on terms and conditions not materially less favorable to Parent and Merger Subsidiary in an amount sufficient to consummate the transactions contemplated by this Agreement (any such alternative financing, any amended or substitute financing permitted by this Section 8.09(a), and the Financing, an “Available Financing”). In the event that on the final day of the Marketing Period (i) all or any portion of the Financing structured as High Yield Financing has not been consummated, (ii) all closing conditions contained in Article 9 shall have been satisfied or waived (other than those conditions that by their nature will not be satisfied until the Closing) and (iii) all conditions to the Bridge Financing set forth in the Commitment Letter have been satisfied, then Parent shall borrow under and use the proceeds of the Bridge Financing (or such alternative bridge financing) to replace such affected portion of the High Yield Financing on the Closing Date. Notwithstanding the foregoing or anything else set forth herein, the Company hereby acknowledges that it shall have no claims (contractual or otherwise) against any Financing Source relating to the Merger or the Financing.
     For purposes of this Agreement, “Financing Sources“ means the entities that have committed to provide or otherwise entered into agreements in connection with the Financing or any other Available Financing, including the parties to the Commitment Letter and any joinder agreements or definitive agreements relating thereto.
     For purposes of this Agreement, “Marketing Period“ shall mean the period of 35 consecutive calendar days commencing on the later of the date that both (i) Parent shall have received the Required Information and (ii) the Company has mailed to its stockholders the Company Proxy Statement; provided, that to the extent Parent receives the Required Information prior to the date that the Company Proxy Statement is mailed to the Company’s stockholders, such 35 day period shall be reduced, but not by more than ten days, by the number of days in advance of such mailing date that the Required Information is delivered to Parent and provided, further, that (A)(1) throughout and at the end of such 35 day period such Required Information shall at all times remain compliant with applicable provisions of Regulation S-X and Regulation S-K under the 1933 Act, (2) throughout and at the end of such 35 day period nothing has occurred and no condition exists that would cause any of the conditions set forth in Section 9.02 to fail to be satisfied assuming the Closing were to be scheduled for any time during such 35 consecutive calendar day period and (3) at the end of such 35 day period the conditions set forth in Section 9.01 shall be satisfied; provided, that such 35 consecutive calendar day period must (x) end on or prior to June 30, 2011, (y) begin on or after July 5, 2011 and end on or prior to August 19, 2011 or (z) begin on or after September 3, 2011; provided, further that if the

Company has mailed to its stockholders the Company Proxy Statement on or prior to June 21, 2011 and the Required Information is delivered by June 18, 2011, the Marketing Period will be reduced to 15 consecutive Business Days solely for the period beginning on July 5, 2011 and ending on July 25, 2011, (B) the Marketing Period shall end on any earlier date that is the date on which the Financing, including the High-Yield Financing (other than any portion of the Financing that constituted Bridge Financing with respect to such High-Yield Financing) is consummated and (C) the Marketing Period shall not be deemed to have commenced if after the date hereof and prior to the completion of the Marketing Period:
     (1) the Company’s outside auditor shall have withdrawn its audit opinion with respect to any financial statements contained in the Company’s most recently filed Annual Report on Form 10-K (including, if applicable, the Company 10-K) contained in the Required Information, in which case the Marketing Period shall not be deemed to commence unless and until, at the earliest, a new unqualified audit opinion is issued with respect to the consolidated financial statements of the Company for the applicable periods by the Company’s outside auditor or another independent public accounting firm;
     (2) the Company issues a public statement indicating that it is restating, or intends to restate, any historical financial statements of the Company included in the Company SEC Documents or that any such restatement is under consideration or may be a possibility, in which case the Marketing Period shall not be deemed to commence unless and until such restatement has been completed and the relevant Company SEC Document or SEC Documents has or have been amended or the Company has announced that it has concluded that no restatement shall be required in accordance with applicable law; or
     (3) the Company shall have been delinquent in filing any Quarterly Report on Form 10-Q or Annual Report on Form 10-K, in which case the Marketing Period will not be deemed to commence unless and until any such delinquency has been cured.
     (b) Prior to the Closing, the Company shall, and shall cause its Subsidiaries, and its and their respective Representatives (except for those Representatives which are not employees of Company or any of its Subsidiaries, including any outside legal and accounting Representatives, in which case the Company and its Subsidiaries shall use reasonable best efforts to cause such Representatives) to provide to Parent, Merger Subsidiary and the Financing Sources all cooperation reasonably requested by Parent and/or the Financing Sources that is necessary, proper or advisable in connection with any Available Financing and the transactions contemplated by this Agreement, including, without limitation (i) participating in a reasonable number of meetings (including customary one-on-one meetings with the parties acting as lead arrangers or agents for, and prospective lenders and purchasers of, any Available Financing), presentations, road shows, due diligence sessions, drafting sessions and sessions with rating agencies, and cooperating with the marketing efforts of Parent, Merger Subsidiary and the Financing Sources, in each case in connection with any Available Financing, (ii) assisting in the preparation of (y) any offering documents, private placement memoranda, bank information memoranda, prospectuses and similar documents required in connection with any Available Financing, including the syndication thereof; provided that any such assistance shall include execution and delivery of customary representation letters in connection with bank information memoranda, and (z) materials for rating agency presentations, (iii) as promptly as practical, furnishing Parent, Merger Subsidiary and the Financing Sources with financial and other pertinent information regarding the Company and its Subsidiaries as may be reasonably requested by Parent, including (x) all financial statements, pro forma financial information, financial data, audit reports and other information of the type required by Regulation S-X and Regulation S-K under the 1933 Act for registered offerings of debt securities and of the type and form customarily included in offering documents used in private placements pursuant to Rule 144A under the 1933 Act for companies such as the Company or Parent (including, to the extent applicable with respect to such financial statements, the report of the Company’s auditors thereon and related management discussion and analysis of financial condition and results of operations) to consummate any offering of debt securities contemplated by the Commitment Letter or any Available Financing, assuming that such offering was consummated at the same time during the Company’s fiscal year as the offering of debt securities contemplated by the Commitment Letter or any Available Financing (provided that in no circumstance shall the Company be required to provide subsidiary financial statements or any other information of the type required by Rule 3-09, Rule 3-10 or Rule 3-16 of Regulation S-X, Compensation Disclosure and Analysis required by Regulation S-K Item 402(b) or other information customarily excluded from a Rule 144A offering memorandum), and (y) such other information and data as are otherwise necessary in order to receive customary “comfort” letters with respect to the financial statements and data referred to in the preceding clause (iii)(x) (including “negative assurance” comfort) from the independent auditors of the Company and its Subsidiaries on any date during the relevant period (all such information in this clause (iii), the “Required Information”), (iv) subject to customary confidentiality arrangements reasonably acceptable to the Company, providing due diligence materials reasonably requested by the Financing Sources in connection with any Available Financing, (v) upon Parent’s reasonable request, using reasonable best efforts to obtain accountants’ comfort letters, customary accountants’ consents for use of their reports in connection with offerings of securities under the 1933 Act (including Rule 144A thereunder), legal opinions, hedging agreements, appraisals, surveys, engineering reports, title insurance and other documentation and items relating to any Available Financing, (vi) executing and delivering, as of the Effective Time (and only effective as of the Effective Time), any definitive agreements in respect of any Available Financing, including any pledge and security documents or other certificates, documents and instruments relating to guarantees, the pledge of collateral and other matters ancillary to such Available Financing (including a certificate of the Chief Financial Officer of the Company or any Subsidiary with respect to solvency matters and consents of accountants for use of their reports in any materials relating to such Available Financing) as may be reasonably requested by Parent in connection with such Available Financing, and otherwise reasonably facilitating the pledging of collateral (including cooperation in connection with the pay-off of the Company’s existing indebtedness and the release of related Liens) and providing the guarantees contemplated by any Available Financing, (vii) taking all actions reasonably necessary to (A) permit the Financing Sources to evaluate Company’s current assets, cash management and accounting systems, policies and procedures relating thereto for the purposes of establishing collateral arrangements and (B) prepare deposit account or other control agreements in connection with the foregoing, (viii) using commercially reasonable efforts to obtain landlord consents, waivers, consents, estoppels, surveys, title insurance and approvals from other parties to material contracts and Liens to which Company or any Subsidiary of Company is a party to the extent required to effect any Available Financing, (ix) using commercially reasonable efforts to ensure that the Financing Sources benefit from the existing lending relationships of Company and its Subsidiaries, (x) requesting customary payoff letters, Lien terminations and instruments of discharge to be delivered to allow for the payoff, discharge and termination in full on the Closing Date of all indebtedness and Liens under indebtedness of the Company required to be repaid as of the Effective Time by the terms of any Available Financing, (xi) furnishing Parent and the Financing Sources promptly with all documentation and other information required by any Governmental Authority with respect to any Available Financing under applicable “know your customer” and anti-money laundering rules and regulations, including the PATRIOT Act, and in any event at least five (5) days prior to the Closing Date, and (xii) taking all corporate actions reasonably requested by Parent as are necessary to permit the consummation of any Available Financing, including the preparation, execution and delivery of resolutions, the holding of any necessary board meetings, and the amendment of any organizational document, and to permit the proceeds of any Available Financing, together with the cash at the Company and its Subsidiaries, to be made available to Parent on the Closing Date to consummate the transactions contemplated hereby (it being understood that no resolutions, amendment or availability of cash shall become effective until prior to the occurrence of the Effective Time). Notwithstanding anything to the contrary contained in this Section, prior to the Effective Time occurs, neither Company nor any of its Subsidiaries shall (A) be required to pay any commitment or other similar fee or (B) execute and deliver any definitive agreement or any other customary closing documents with respect to any Available Financing. The foregoing notwithstanding, nothing herein shall require any such cooperation to the extent it would interfere unreasonably with the business or operations of the Company or its Subsidiaries. The Company will periodically update any such Required Information to be included in an offering document to be used in connection with any Available Financing in order to ensure that such Required Information does not contain any untrue statement of material fact or omit to state any material fact necessary in order to make the statements contained therein not misleading. Notwithstanding any other provision herein, the Company hereby consents to the use of its and its Subsidiaries’ names, marks and logos and the dissemination of Required Information (subject to customary confidentiality provisions) in connection with any Available Financing; provided, that any such names, marks and logos are used, and the Required Information is disseminated, solely in a manner that is not intended or not reasonably likely to harm or disparage the Company or any of its Subsidiaries or the reputation or goodwill of the Company or any of its Subsidiaries or any of their respective intellectual property rights.
ARTICLE 9
CONDITIONS TO THE MERGER
   Section 9.01 Conditions to the Obligations of Each Party. The obligations of the Company, Parent and Merger Subsidiary to consummate the Merger are subject to the satisfaction (or, to the extent permissible, waiver) of the following conditions:
     (a) the Company Stockholder Approval shall have been obtained in accordance with Delaware Law;
     (b) any applicable waiting period (and extension thereof) under the HSR Act relating to the transactions contemplated by this Agreement shall have expired or been terminated;

     (c) there shall not be pending or threatened any Action by any Governmental Authority, having a reasonable likelihood of success, that seeks, directly or indirectly, to (i) challenge or make illegal or otherwise prohibit or materially delay the consummation of the Merger or any of the other transactions contemplated by this Agreement, or to make materially more costly the Merger, or to obtain from the Company, Parent or Merger Subsidiary any damages that are material in relation to the Company and its Subsidiaries taken as a whole, (ii) to prohibit or limit the ownership, operation or control by the Company, Parent or any of their respective Subsidiaries of any material portion of the business or assets of the Company, Parent or any of their respective Subsidiaries, or to compel the Company, Parent or any of their respective Subsidiaries to dispose of or hold separate any material portion of the business or assets of the Company, Parent or any of their respective Subsidiaries or (iii) to impose limitations on the ability of Parent to acquire or hold, or exercise full rights of ownership of, any Shares (or shares of capital stock of the Surviving Corporation), including the right to vote the Shares purchased or owned by them on all matters properly presented to stockholders of the Company; and
     (d) no Applicable Law shall have been enacted, entered, promulgated, enforced or deemed applicable by any Governmental Entity that, in any case, prohibits the consummation of the Merger.
   Section 9.02 Conditions to the Obligations of Parent and Merger Subsidiary. The obligations of Parent and Merger Subsidiary to consummate the Merger are subject to the satisfaction (or, to the extent permissible, waiver by Parent) of the following further conditions:
     (a) (i) the Company shall have performed in all material respects all of its obligations hereunder required to be performed by it at or prior to the Effective Time; (ii) the representations and warranties of the Company contained in Sections 4.01 (Corporate Existence and Power), 4.02 (Corporate Authorization), 4.04(i) and (ii) (Non-contravention), 4.05 (Capitalization), 4.07(c) (SEC Filings), 4.10(i) (Absence of Certain Changes) and 4.20 (Antitakeover Statutes) of this Agreement shall be true and correct in all respects; (iii) the representations and warranties of the Company contained in Section 4.25(d) through (g) (Regulatory Matters) of this Agreement shall be true and correct in all material respects; (iv) all other representations and warranties of the Company (disregarding all qualifications or limitations as to “materially”, “Material Adverse Effect” and words of similar import set forth therein) shall be true and correct in all respects at and as of the date of this Agreement and as of the Effective Time as if made at and as of such time (or, in the case of those representations and warranties that are made as of a particular date or period, as of such date or period), except where the failure of such representations and warranties to be so true and correct would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company; and (v) Parent shall have received a certificate signed by the chief executive officer or chief financial officer of the Company to the foregoing effect;
     (b) since the date of this Agreement, there shall not have occurred and be continuing as of the Effective Time any event, change or circumstance that has had a Material Adverse Effect on the Company; and

     (c) The staff of the SEC shall not have rejected or expressly disapproved any of the material terms or conditions of that certain Offer of Settlement of LaBarge, Inc. executed by the Company on March 18, 2011.
   Section 9.03 Conditions to the Obligations of the Company. The obligations of the Company to consummate the Merger are subject to the satisfaction (or, to the extent permissible, waiver by the Company) of the following further conditions:
     (a) each of Parent and Merger Subsidiary shall have performed in all material respects all of its obligations hereunder required to be performed by it at or prior to the Effective Time;
     (b) the representations and warranties of Parent contained in this Agreement shall be true and correct (disregarding all qualifications or limitations as to “materially”, “Material Adverse Effect” and words of similar import set forth therein) at and as of the date of this Agreement and as of the Effective Time as if made at and as of such time (or, in the case of those representations and warranties that are made as of a particular date or period, as of such date or period), except where the failure of such representations and warranties to be so true and correct would not reasonably be expected, individually or in the aggregate, to materially delay or impair the ability of Parent or Merger Subsidiary to consummate the transactions contemplated hereby on a timely basis; and
     (c) the Company shall have received a certificate signed by the chief executive officer or chief financial officer of Parent to the effect of clauses (a) and (b) above.
ARTICLE 10
TERMINATION
   Section 10.01 Termination. Subject to Section 10.02, this Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time (notwithstanding any approval of this Agreement by the stockholders of the Company):
     (a) by mutual written agreement of the Company and Parent;
     (b) by either the Company or Parent, if:
     (i) the Merger has not been consummated on or before September 30, 2011 (the “End Date”); provided, that the right to terminate this Agreement pursuant to this Section 10.01(b)(i) shall not be available to any party whose breach of any provision of this Agreement results in the failure of the Merger to be consummated by such time;
     (ii) there shall be any Applicable Law that (A) makes consummation of the Merger illegal or otherwise prohibited or (B) enjoins the Company or Parent from consummating the Merger and such enjoinment shall have become final and nonappealable provided, however, that the party seeking to terminate this Agreement pursuant to this Section 10.01(b)(ii) shall have used all reasonable best efforts as may be required by Section 8.02 to prevent, oppose and remove such Applicable Law; or
     (iii) if the Company Stockholder Approval shall not have been obtained at the Company Stockholders Meeting duly convened therefore or at any adjournment or postponement thereof at which a vote on the adoption of this Agreement was taken.
     (c) by Parent, if:
     (i) (A) an Adverse Recommendation Change shall have occurred; (B) the Company or the Board of Directors of the Company (or any committee thereof) shall approve or recommend, or cause or permit the Company to enter into, an Alternative Acquisition Agreement relating to an Acquisition Proposal; (C) the Company or the Board of Directors of the Company (or any committee thereof) fails publicly to reaffirm its recommendation of the Merger within 10 Business Days after a request at any time to do so by Parent, or at least 2 Business Days prior to the Company Stockholder Meeting after a request to do so by Parent or Merger Subsidiary (provided that the Company Stockholder Meeting may be extended pursuant to clause (iii) of the sixth sentence of Section 8.01); (D) the Company shall have materially breached any of its obligations under Section 6.02; or (E) the Company or the Board of Directors of the Company (or any committee thereof) shall formally resolve or publicly authorize or publicly propose to take any of the foregoing actions; or
     (ii) a breach of any representation or warranty or failure to perform any covenant or agreement on the part of the Company set forth in this Agreement shall have occurred (A) that would cause the condition set forth in Section 9.02(a) not to be satisfied, and (B) such condition is not cured by the Company by the earlier of (x) the End Date or (y) 30 days following receipt by the Company of written notice of such breach or failure provided that, at the time of the delivery of such written notice, Parent shall not be in material breach of its obligations under this Agreement.
     (d) by the Company if:
     (i) the Board of Directors of the Company authorizes the Company, subject to complying with the terms of this Agreement, to enter into a written definitive agreement concerning a Superior Proposal; provided, that the Company shall have paid any amounts due pursuant to Section 11.04(b) in accordance with the terms, and at the times, specified therein; or
     (ii) a breach of any representation or warranty or failure to perform any covenant or agreement on the part of Parent or Merger Subsidiary set forth in this Agreement shall have occurred (A) that would cause the condition set forth in Section 9.03(a) not to be satisfied, and (B) such condition is not cured by the earlier of (x) the End Date or (y) 30 days following receipt by the Company of written notice of such breach or failure provided that, at the time of the delivery of such written notice, the Company shall not be in material breach of its obligations under this Agreement.
The party desiring to terminate this Agreement pursuant to this Section 10.01 (other than pursuant to Section 10.01(a)) shall give notice of such termination to the other party.
   Section 10.02 Effect of Termination. If this Agreement is terminated pursuant to Section 10.01, this Agreement shall become void and of no effect without liability of any party (or any stockholder, director, officer, employee, agent, consultant or representative of such party) to the other party hereto (except as provided in Section 11.04); provided that, if such termination shall result from the intentional and material breach by any party of any representation or warranty, covenant or agreement contained herein, such party shall be fully liable for any and all liabilities and damages incurred or suffered by the other party as a result of such breach, subject to Section 11.04. The provisions of this Section 10.02 and Article 11 (other than Section 11.13) shall survive any termination hereof pursuant to Section 10.01.
ARTICLE 11
MISCELLANEOUS
   Section 11.01 Notices. All notices, requests and other communications to any party hereunder shall be in writing (including facsimile transmission) and shall be given, if to Parent or Merger Subsidiary, to:
Ducommun Incorporated
23301 Wilmington Avenue
Carson, CA 90745-6209
Attention: Jim Heiser, Esq.
Facsimile No.: (310) 513-7279
with a copy to:
Gibson, Dunn & Crutcher LLP
333 South Grand Avenue
Los Angeles, CA 90071
Attention: Dhiya El-Saden
Facsimile No.: (213) 229-6196
if to the Company, to:
9900 Clayton Road
St. Louis, MO 631214
Attention: Donald H. Nonnenkamp
Facsimile No.: (314) 812-9438

with a copy to:
Armstrong Teasdale LLP
7700 Forsyth Blvd., Suite 1800
St. Louis, MO 63105
Attention: David W. Braswell
Facsimile No.: (314) 612-2229
Bryan Cave LLP
211 North Broadway, Suite 3600
St. Louis, MO 63102
Attention: Don G. Lents
               Stephanie M. Hosler
Facsimile No.: (314) 552-8119
                    (314) 552-8797
or to such other address or facsimile number as such party may hereafter specify for the purpose by notice to the other parties hereto. All such notices, requests and other communications shall be deemed received on the date of receipt by the recipient thereof if received prior to 5:00 p.m. on a Business Day in the place of receipt. Otherwise, any such notice, request or communication shall be deemed to have been received on the next succeeding Business Day in the place of receipt.
   Section 11.02 Non-Survival of Representations and Warranties. The representations and warranties contained herein and in any certificate or other writing delivered pursuant hereto shall not survive the Effective Time, or except as otherwise provided in Section 10.02, upon termination of this Agreement.
   Section 11.03 Amendments and Waivers.
     (a) Any provision of this Agreement may be amended or waived prior to the Effective Time if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to this Agreement or, in the case of a waiver, by each party against whom the waiver is to be effective; provided that, after the Company Stockholder Approval there shall be no amendment or waiver that pursuant to Delaware Law requires further Company Stockholder Approval without their further approval.
     (b) No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by Applicable Law.
   Section 11.04 Expenses.
     (a) Except as otherwise provided herein, all costs and expenses incurred in connection with this Agreement shall be paid by the party incurring such cost or expense; provided, however, the filing fees of the Notification and Report Forms filed under the HSR Act and any premerger notification and reports filed under similar applicable antitrust law of any non United States Governmental Authority shall be shared equally by Parent and the Company.
     (b) If a Company Payment Event (as hereinafter defined) occurs, the Company shall pay Parent (by wire transfer of immediately available funds) a fee equal to $12,410,000 (the “Company Termination Fee”), less the amount of Parent Expenses previously paid to Parent (if any) pursuant to this Section 11.04(b), it being understood that in no event shall the Company be required to pay the Company Termination Fee on more than one occasion. If, the Company Payment Event is pursuant to clause (x) of the definition thereof, the Company Termination Fee shall be paid simultaneously with the occurrence of such Company Payment Event (and as a condition to the effectiveness of the termination giving rise to such Company Payment Event) or, if the Company Payment Event is pursuant to clauses (y) or (z) of the definition thereof, the Company Termination Fee shall be paid within two Business Days following the consummation of an Acquisition Proposal. In the event that this Agreement is terminated by the Company or Parent pursuant to Section 10.01(b)(iii) under circumstances in which the Company Termination Fee is not then payable pursuant to this Section 11.04(b), then the Company shall reimburse Parent and its Affiliates for all of their reasonable out-of-pocket fees and expenses (including all fees and expenses of its Financing Sources, counsel, accountants, investment bankers, experts and consultants to Parent and Merger Sub and their Affiliates) incurred by Parent or Merger Subsidiary or on their behalf in connection with or related to the authorization, preparation, investigation, negotiation, execution and performance of this Agreement, the Financing and the other transactions contemplated hereby (the “Parent Expenses”), up to a maximum amount of $5,000,000; provided, that the payment by the Company of the Parent Expenses pursuant to this Section 11.04(b), (i) shall not relieve the Company of any subsequent obligation to pay the Company Termination Fee pursuant to this Section 11.04(b) and (ii) shall not relieve the Company from any liability or damage resulting from an intentional and material breach prior to such termination of any of its representations, warranties, covenants or agreements set forth in this Agreement.
     “Company Payment Event” means the termination of this Agreement pursuant to (x) Section 10.01(c)(i) or Section 10.01(d)(i), (y) Section 10.01(b)(i) or (b)(iii) or (z) Section 10.01(c)(ii) under circumstances in which such breach or failure to perform was intentional and material, but only if in the case of clauses (y) and (z) (A) prior to such termination, an Acquisition Proposal shall have been made to the Company or shall have otherwise been publicly disclosed or proposed by a Third Party, and (B) within eighteen (18) months following the date of such termination the Company enters into a definitive Agreement with respect to a transaction described in the definition of “Acquisition Proposal” or recommends or submits an Acquisition Proposal to its stockholders, or a transaction in respect of an Acquisition Proposal is consummated, which, in each case, need not be the same Acquisition Proposal that shall have been made, publicly disclosed or communicated prior to termination hereof (provided, that for purposes of this definition only, all references to 20% in the definition of “Acquisition Proposal” shall be deemed instead to be “50%”).
     (c) Each of the parties acknowledges that the agreements contained in this Section 11.04 are an integral part of the transactions contemplated by this Agreement and that, without these agreements, the other parties would not enter into this Agreement; accordingly, if any party fails promptly to pay any amounts due pursuant to this Section 11.04, and, in order to obtain such payment, the owed party commences a suit that results in a judgment against the owing party for the amounts set forth in this Section 11.04, the owing party shall pay to the owed party its costs and expenses (including attorneys’ fees and expenses) in connection with such suit, together with interest on the amounts due pursuant to this Section 11.04 from the date such payment was required to be made until the date of payment at the prime lending rate as published in The Wall Street Journal in effect on the date such payment was required to be made. Notwithstanding anything to the contrary in this Agreement, each of Parent and Merger Subsidiary acknowledges and agrees on behalf of itself and its Affiliates that (i) the Company Termination Fee is not a penalty, but rather is liquidated damages in a reasonable amount that will compensate Parent and Merger Subsidiary in the circumstances in which the Company Termination Fee is payable for the efforts and resources expended and opportunity forgone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the transactions contemplated hereby, which amount would otherwise be impossible to calculate with precision, and (ii) in the event that the Company Termination Fee becomes payable and is paid by the Company pursuant to this Section 11.04, the right to receive the Company Termination Fee shall constitute each of Parent’s and Merger Subsidiary’s and each of their Affiliates’ and representatives’ sole and exclusive remedy.
   Section 11.05 Disclosure Schedule References. If and to the extent any information required to be furnished in any Section of the Company Disclosure Schedule is contained in this Agreement or in any other Section of the Company Disclosure Schedule, such information shall be deemed to be included in all other Sections of the Company Disclosure Schedule in which the information would otherwise be required to be included to the extent the relevance of such disclosure to such Sections is readily apparent on its face. Disclosure of any fact or item in any Section of the Company Disclosure Schedules shall not be considered an admission by the disclosing party that such item or fact (or any non-disclosed item or information of comparable or greater significance) represents a material exception or fact, event or circumstance or that such item has had or would reasonably be expected to have a Material Adverse Effect on the Company or Parent, as the case may be, or that such item or fact will in fact exceed any applicable threshold limitation set forth in the Agreement and shall not be construed as an admission by the disclosing party of any non-compliance with, or violation of, any third party rights (including but not limited to any intellectual property rights) or any Applicable Law of any Governmental Authority, such disclosures having been made solely for the purposes of creating exceptions to the representations made herein or of disclosing any information required to be disclosed under the Agreement.
   Section 11.06 Binding Effect; Benefit; Assignment.
     (a) The provisions of this Agreement shall be binding upon and, except as provided in Section 7.04 shall inure to the benefit of the parties hereto and their respective successors and assigns. (i) Except as provided in Section 7.04 and Section 7.05 and (ii) to the extent the Effective Time occurs, except for the rights of the holders of Company Common Stock, Company Restricted Shares, Company Stock Options and Performance Units under Article 2 of this Agreement to receive payment therefor, no provision of this Agreement is intended to confer any rights, benefits, remedies, obligations or liabilities hereunder upon any Person other than the parties hereto and their respective successors and assigns. Notwithstanding the foregoing, the parties hereto agree that any Financing Source shall be an intended third party beneficiary of (i)

the last sentence of the first paragraph of Section 8.09(a), (ii) Section 11.08 and (iii) Section 11.09.
     (b) No party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the prior written consent of each other party hereto.
   Section 11.07 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to the conflicts of law rules of such state.
   Section 11.08 Jurisdiction. The parties hereto agree that any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby shall be brought in the Delaware Court of Chancery or, if such court shall not have jurisdiction, any federal court sitting in Delaware, so long as one of such courts shall have subject matter jurisdiction over such suit, action or proceeding, and that any cause of action arising out of this Agreement shall be deemed to have arisen from a transaction of business in the State of Delaware, and each of the parties hereby irrevocably consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action or proceeding and irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum. Process in any such suit, action or proceeding may be served on any party anywhere in the world, whether within or without the jurisdiction of any such court. Without limiting the foregoing, each party agrees that service of process on such party as provided in Section 11.01 shall be deemed effective service of process on such party. Notwithstanding the foregoing, each of the parties hereto agrees that it will not bring or support any action, cause of action, claim, cross-claim or third-party claim of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against the Financing Sources in any way relating to this Agreement or any of the transactions contemplated by this Agreement, including but not limited to any dispute arising out of or relating in any way to the Commitment Letter or the performance thereof, in any forum other than the Supreme Court of the State of New York, County of New York, or, if under applicable law exclusive jurisdiction is vested in the federal courts, the United States District Court for the Southern District of New York (and appellate courts thereof).
   Section 11.09 WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.
   Section 11.10 Counterparts; Effectiveness. This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. Delivery of a signed counterpart of a signature page of this Agreement by facsimile or by PDF file (portable document format file) shall be as effective as delivery of a manually signed counterpart of this Agreement. This Agreement shall become effective when each party hereto shall have received a counterpart hereof signed by all of the other parties hereto. Until and unless each party has received a counterpart hereof signed by the other party hereto, this Agreement shall have no effect and no party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication).
   Section 11.11 Entire Agreement. This Agreement and the Confidentiality Agreement constitute the entire agreement between the parties with respect to the subject matter thereof and supersedes all prior agreements and understandings, both oral and written, between the parties with respect to the subject matter thereof.
   Section 11.12 Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other Governmental Authority or arbitrator to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such a determination, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.
   Section 11.13 Specific Performance. The parties hereto agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof and that the parties shall be entitled, without posting a bond or similar indemnity, to an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof in any federal court located in the State of Delaware or any Delaware state court, in addition to any other remedy to which they are entitled at law or in equity. The parties acknowledge and agree that damages of a party shall not be limited to reimbursement of expenses or out-of-pocket costs, and may include to the extent proven the benefit of the bargain lost by a party and its stockholders (taking into consideration relevant matters, including lost stockholder premium, other combination opportunities and the time value of money), which shall be deemed in such event to be damages of such party.

     IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the day and year first above written.

LABARGE, INC.

By:	/s/ Craig E. LaBarge

	Name:	Craig E. Labarge

	Title:	Chairman, CEO and President

DLBMS, INC.

By:	/s/ Anthony J. Reardon

	Name:	Anthony J. Reardon

	Title:	President

DUCOMMUN INCORPORATED

By:	/s/ Anthony J. Reardon

	Name:	Anthony J. Reardon

	Title:	President and Chief Executive Officer

Signature Page to Merger Agreement

ANNEX I
AMENDED AND RESTATED CERTIFICATE
OF
INCORPORATION
OF
DUCOMMUN LABARGE TECHNOLOGIES, INC.
ARTICLE I
NAME OF CORPORATION
     The name of the Corporation (the “Corporation”) is:
Ducommun LaBarge Technologies, Inc.
ARTICLE II
REGISTERED OFFICE
     The address of the registered office of the Corporation in the State of Delaware is 2711 Centerville Road, Suite 400, in the City of Wilmington 19808, County of New Castle, and the name of its registered agent at that address is Corporation Service Company.
ARTICLE III
PURPOSE
     The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware.
ARTICLE IV
AUTHORIZED CAPITAL STOCK
     The Corporation shall be authorized to issue one class of stock to be designated Common Stock; the total number of shares which the Corporation shall have authority to issue is 100 shares, and each such share shall have a par value of $0.001.
ARTICLE V
BOARD POWER REGARDING BYLAWS
     In furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to make, repeal, alter, amend and rescind the bylaws of the Corporation.

ARTICLE VI
ELECTION OF DIRECTORS
     Elections of directors need not be by written ballot unless the bylaws of the Corporation shall so provide.
ARTICLE VII
LIABILITY
     A director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law, or (iv) for any transaction from which the director derived an improper personal benefit.
ARTICLE VIII
CORPORATE POWER
     The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred on stockholders herein are granted subject to this reservation.
ARTICLE IX
INCORPORATOR
     The name and mailing address of the incorporator of the Corporation is:
Louie Hopkins
Gibson, Dunn & Crutcher LLP
333 South Grand Ave.
Los Angeles, CA 90071-3197
[The remainder of this page has been intentionally left blank.]

2

     IN WITNESS WHEREOF, the Corporation has caused this certificate to be signed by [•], its [•], this [•] day of [•].

By:
Name:
Title: